As filed with the Securities and Exchange Commission on May 7, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM F-3
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

__________________________

GOL Linhas AÉreas Inteligentes S.A.
(exact name of registrant as specified in its charter)

GOL Intelligent Airlines Inc.
(translation of registrant’s name into English)

The Federative Republic of Brazil	Not Applicable
(state or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

__________________________

Praça Comandante Linneu Gomes, S/N, Portaria 3

Jardim Aeroporto

04626-020 São Paulo, SP

Federative Republic of Brazil

+55 (11) 2128-4700

(address and telephone number of registrant’s principal executive offices)

__________________________

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
+1 (302) 738-6680

(name, address and telephone number of agent for service)

__________________________

With copies to:

Tobias Stirnberg, Esq.
Milbank LLP
Av. Brigadeiro Faria Lima, 4100
04538-132 São Paulo, SP
+55 (11) 3927-7702

Approximate date of commencement of proposed sale to the public: May 14, 2021.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. 1

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 1

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 1

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. 1

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company 1

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. 1

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price	Proposed maximum aggregate offering price	Amount of registration fee
Preferred shares, no par value(1)(2)	16,268,441	-	$80,363,670.32	$8,767.68

(1)	The registrant’s preferred shares may be represented by American Depositary Shares, each of which represents two preferred shares.
(2)	No separate consideration will be received for the preferred share rights or the American Depositary Share rights.

PROSPECTUS

GOL Linhas Aéreas Inteligentes S.A.
(GOL Intelligent Airlines Inc.)

Rights Offering of up to 16,268,441 Preferred Shares,

Including Preferred Shares represented by American Depositary Shares

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Overview

In this rights offering we are offering:

•       holders of American depositary shares, or ADSs, each representing two of our preferred shares, preemptive rights to subscribe new ADSs; and

•       holders of our preferred shares preemptive rights to subscribe new preferred shares.

Offering to holders of ADSs

We will grant 0.059760 non-transferable ADS right for every ADSs you own of record on May 13, 2021.  One ADS right will entitle you to purchase one new ADS upon making a deposit with The Bank of New York Mellon, or the ADS rights agent, of US$9.88 per ADS subscribed for, which is equal to two times the preferred share subscription price of R$24.19, converted into U.S. dollars at the Brazilian Central Bank (Banco Central do Brasil), or Central Bank, buying rate of R$5.3866 per US$1.00 on May 5, 2021, plus 10% of such amount to cover (1) currency rate fluctuations to the date on which the ADS rights agent converts currency in connection with the exercise by the Brazilian custodian of the preferred share rights underlying the ADS rights, (2) the ADS depositary’s issuance fee of US$0.05 per new ADS, and (3) any other applicable fees, expenses or taxes.

You will bear the risk of exchange rate fluctuations between the U.S. dollar and the Brazilian real relating to the exercise of your ADS rights and, addition to the subscription price, you will have to pay an ADS issuance fee of US$0.05 per new ADS and any financial transaction taxes in Brazil.  Rights to subscribe for ADSs will expire at 5:00 p.m. (New York City time) on June 1, 2021.

Offering to holders of preferred shares

We will grant 0.059760 transferable preferred share right for every preferred shares you own of record at the close of B3’s trading session on May 4, 2021.  One preferred share right will entitle you to purchase one new preferred share at R$24.19 per preferred share.  You will have to pay financial transaction taxes in Brazil if applicable. See “Taxation––Material Brazilian Tax Considerations.”  Rights to subscribe for preferred shares will expire on June 9, 2021.

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The ADSs trade on the New York Stock Exchange, or NYSE, under the symbol “GOL.”  The preferred shares trade on the B3 S.A. – Brasil, Bolsa, Balcão (the “B3”), under the symbol “GOLL4.”  On May 5, 2021, the trading price of the ADSs on the NYSE was US$8.95 per ADS and the trading sale price of the preferred shares on the B3 was R$24.19 per preferred share.

Investing in our securities involves a high degree of risk. You should carefully consider the risks described under “Risk Factors” beginning on page 21 of our annual report on Form 20-F for the year ended December 31, 2020, which is incorporated by reference herein.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We expect to deliver the new preferred shares and ADSs purchased through the exercise of rights on or as soon as practicable after June 16, 2021 and June 17, 2021, respectively.

The date of this prospectus is May 7, 2021.

TABLE OF CONTENTS

Page

PRESENTATION OF FINANCIAL AND OTHER DATA	ii
WHERE YOU CAN FIND MORE INFORMATION	iv
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	v
FORWARD-LOOKING STATEMENTS	vi
SUMMARY	1
SUMMARY OF THE RIGHTS OFFERING	9
SUMMARY FINANCIAL AND OTHER INFORMATION	13
RISK FACTORS	21
RECENT DEVELOPMENTS	22
USE OF PROCEEDS	41
DILUTION	42
CAPITALIZATION	43
THE RIGHTS OFFERING	44
TAXATION	51
PRINCIPAL SHAREHOLDERS	62
EXPENSES OF THE OFFERING	63
VALIDITY OF SECURITIES	64
EXPERTS	65
SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS	66

We are responsible for the information contained in this prospectus and the documents incorporated by reference herein. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

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Unless otherwise indicated, references in this prospectus to the “registrant,” “company,” “we,” “us” and “our” and similar terms refer to GOL Linhas Aéreas Inteligentes S.A. and its consolidated subsidiaries.

(i)

PRESENTATION OF FINANCIAL AND OTHER DATA

Financial Statements and Information

We maintain our books and records in reais, which is our functional currency as well as our reporting currency. Our audited consolidated financial statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020, 2019 and 2018 (our “audited consolidated financial statements”) and our unaudited interim condensed consolidated financial statements as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 (our “unaudited interim condensed consolidated financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and are incorporated by reference in this prospectus. See “Incorporation by Reference.”

Translation of Reais into U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts in this prospectus into U.S. dollars at the rate of R$5.697 to US$1.00, which was the U.S. dollar selling rate as of March 31, 2021, as reported by the Central Bank. The U.S. dollar equivalent information presented in this prospectus is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.

Market Information

We make statements in this prospectus about our competitive position and market share in, and the market size of, the Brazilian and international airline industry. We have made these statements on the basis of statistics and other information from third party sources, governmental agencies or industry or general publications that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified such information and cannot guarantee the accuracy or completeness of such information. All industry and market data contained or incorporated by reference in this prospectus are from the latest publicly available information.

Going Concern Basis of Accounting

Our audited consolidated financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. As such, our audited consolidated financial statements do not include any adjustments that might result from an inability to continue as a going concern. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.

Rounding

Certain figures included or incorporated by reference in this prospectus have been rounded. Accordingly, figures shown as totals in certain tables may not be an arithmetic sum of the figures that precede them.

Special Note Regarding Non-IFRS Financial Measures

We disclose certain non-IFRS financial measures, which are not defined under IFRS, specifically “EBITDA,” “Adjusted EBITDA,” “EBITDA Margin,” “Adjusted EBITDA Margin,” “Adjusted Operating Margin,” “Total Liquidity” and “Adjusted Net Indebtedness.” Non-IFRS financial measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. We believe the non-IFRS financial measures that we use help to understand our profitability and indebtedness. Potential investors should not rely on information not defined under IFRS as a substitute for the IFRS measures of earnings, cash flows or net income (loss) in making an investment decision. For more information on this non-IFRS financial measures, “Selected Financial Information.”

Certain Definitions

This prospectus contains terms relating to operating performance in the airline industry that are defined as follows:

“Aircraft utilization” represents the average number of block-hours operated per day per aircraft for the total aircraft fleet.

“ATK” refers to available ton kilometers and is a measure of total capacity, considering passenger and cargo.

(ii)

“Available seat kilometers” or “ASK” represents the aircraft seating capacity multiplied by the number of kilometers flown.

“Average stage length” represents the average number of kilometers flown per flight.

“Block-hours” refers to the elapsed time between an aircraft’s leaving an airport gate and arriving at an airport gate.

“Load factor” represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

“Low-cost carrier” refers to airlines with a business model focused on a single fleet type, low-cost distribution channels and a highly efficient flight network.

“MRO” refers to maintenance, repair and operations.

“Net revenue per available seat kilometer” or “RASK” represents net revenue divided by available seat kilometers.

“Operating costs and expenses per available seat kilometer” or “CASK” represents operating costs and expenses divided by available seat kilometers, which is the generally accepted industry metric to measure operational cost efficiency.

“Operating costs and expenses excluding fuel expense per available seat kilometer” or “CASK ex-fuel” represents operating costs and expenses less fuel expense, divided by available seat kilometers.

“Passenger revenue per available seat kilometer” or “PRASK” represents passenger revenue divided by available seat kilometers.

“Revenue passenger kilometers” or “RPK” represents the number of kilometers flown by revenue passengers.

“Revenue passengers” represents the total number of paying passengers flown on all flight segments.

“Yield per passenger kilometer” or “yield” represents the average amount one passenger pays to fly one kilometer.

(iii)

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement (including amendments and exhibits to the registration statement) on Form F-3 under the Securities Act of 1933, as amended, or the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

You may inspect and copy reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F. Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at +1 (800) SEC-0330. In addition, the SEC maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports, and we are exempt from the Exchange Act rules regarding the provision and control of proxy statements and regarding short-swing profit reporting and liability. However, we furnish our shareholders with annual reports containing consolidated financial statements audited by our independent auditors and make available to our shareholders free translations of our quarterly reports (Form ITR as filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, containing unaudited interim consolidated financial information for the first three quarters of each fiscal year, which are furnished to the SEC under Form 6-K. We furnish quarterly consolidated financial statements with the SEC within two months of the end of each of the first three quarters of our fiscal year, and we file annual reports on Form 20-F within the time period required by the SEC, which is generally four months from December 31, the end of our fiscal year.

(iv)

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we submit to it, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that we file with or furnish to the SEC in the future and incorporate by reference will automatically update and supersede the previously filed or furnished information. We incorporate in this prospectus by reference the following documents that we have filed with or furnished to the SEC:

•	Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on March 29, 2021, or our 2020 Annual Report;
•	Our Report on Form 6-K relating to our preliminary traffic figures for March 2021, as furnished to the SEC on April 6, 2021;
•	Our Report on Form 6-K relating to our capital increase, as furnished to the SEC on April 29, 2021, and amended on May 3, 2021 and May 4, 2021;
•	Our Report on Form 6-K relating to certain terms of our capital increase, as furnished to the SEC on April 29, 2021, and amended on May 3, 2021 and May 4, 2021;
•	Our Report on Form 6-K relating to our unaudited interim condensed consolidated financial statements as of March 31, 2021 and for the three months ended March 31, 2021, as furnished to the SEC on May 3, 2021; and
•	Our Report on Form 6-K relating to the terms of this ADS rights offering, as furnished to the SEC on May 3, 2021.

You may obtain a copy of these filings at no cost by writing us at the following address or calling us at the number below:

GOL Linhas Aéreas Inteligentes S.A.
Praça Comandante Linneu Gomes, S/N, Portaria 3
04626-020, São Paulo, SP, Brazil
Telephone +55 (11) 2128-4000

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this prospectus.

WHERE YOU CAN FIND INFORMATION ABOUT THE RIGHTS OFFERING

The terms and procedures of the rights offering are described in this prospectus under “Summary of the Rights Offering” and “The Rights Offering.” You may refer any questions regarding the rights offering to D.F. King & Co., Inc., our information agent:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Email: gol@dfking.com

Banks and Brokers, call collect: +1 (212) 269-5550

All others, call toll-free: +1 (866) 828-6931

You may obtain copies of this prospectus and the documents incorporated by reference without charge from the information agent.

(v)

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements, principally under the captions “Item 3. Key Information—D. Risk Factors,” “Item 4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects” in our 2020 Annual Report. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting us. Although we believe these estimates and forward-looking statements are based on reasonable assumptions, these estimates and statements are subject to several risks and uncertainties and are made in light of the information currently available to us. Many important factors, in addition to those discussed elsewhere in this prospectus, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among others:

•	general economic, political and business conditions in Brazil, South America and the Caribbean;
•	the effects of global financial markets and economic crises;
•	developments relating to, and the economic, financial, political and health effects of, the COVID-19 global pandemic and government measures to address it;
•	our ability to timely and efficiently implement any measure necessary in response to, or to mitigate the impacts of, the COVID-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial condition;
•	management’s expectations and estimates concerning our financial performance and financing plans and programs;
•	our level of fixed obligations;
•	our capital expenditure plans;
•	our ability to obtain financing on acceptable terms;
•	our ability to service our indebtedness;
•	inflation and fluctuations in the exchange rate of the real;
•	changes to existing and future governmental regulations, including air traffic capacity controls;
•	fluctuations in crude oil prices and its effect on fuel costs;
•	increases in fuel costs, maintenance costs and insurance premiums;
•	changes in market prices, customer demand and preferences, and competitive conditions;
•	cyclical and seasonal fluctuations in our operating results;
•	defects or mechanical problems with our aircraft;
•	our ability to successfully implement our strategy;
•	developments in the Brazilian civil aviation infrastructure, including air traffic control, airspace and airport infrastructure;
•	future terrorism incidents, cyber-security threats, disease outbreaks or related occurrences affecting the airline industry; and
•	the risk factors discussed under the caption “Item 3. Key Information—D. Risk Factors” in our 2020 Annual Report.

We caution you that the foregoing list may not contain all of the material factors that are important to you. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of regulation and competition.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements

(vi)

after we distribute this prospectus because of new information, events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance.

(vii)

SUMMARY

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in the preferred shares and ADS. You should carefully read this entire prospectus, our 2020 Annual Report and our audited consolidated financial statements before investing. See “Presentation of Financial and Other Data” and “Item 3.A. Selected Financial Data” in our 2020 Annual Report for information regarding our consolidated financial statements, definitions of technical terms and other introductory matters.

Overview

GOL is Brazil’s largest domestic airline by market share, one of the largest low-cost carriers globally and the leading low-cost carrier in South America. We pioneered the low-cost carrier model in South America and believe we offer the best product and customer experience to business and leisure passengers. As a result of our experienced management, we believe we have built a resilient airline capable of maintaining sustainable competitive advantages throughout the business cycle.

Our strategy and business model allow us to adapt our supply to fluctuations in demand. Since our inception in 2001, we have had a strategic focus on sustainability and have been preparing ourselves to successfully operate in highly competitive business environments. Since the beginning of the COVID-19 pandemic, we have been working proactively with our stakeholders to further strengthen our position as the #1 airline in Brazil.

Foundation

GOL was founded in 2000 and initiated operations in 2001, when entrepreneur Constantino de Oliveira Junior pioneered the low-cost carrier concept in Brazil. Constantino de Oliveira Junior has been key to GOL’s success, first as chief executive officer and, since 2012, as chairman of our board of directors. He continues to be the leading figure at GOL, both in helping set strategic direction and in his close supervision of and daily interaction with senior management. As of March 31, 2021, the Constantino family, which indirectly controls us, held 64.8% of the economic interest in us. Our corporate governance practices include a board of nine directors, with a majority of independent directors, a highly experienced executive management team and an independent audit committee.

The GOL Effect

From our launch in 2001 until today, we have been a major driver behind passenger growth in Brazil. Between 2001 and 2019, Brazil’s domestic passenger market grew 3.2x, from 30.8 million passengers in 2001 to 95.3 million in 2019. Brazil’s international passenger market increased 4.1x, from 3.8 million passengers in 2001 to 9.1 million passengers in 2019, excluding international carriers.

Much of this growth can be directly attributed to GOL and our low-cost carrier model. Our passenger market share in the domestic air transportation market, as measured by RPK, increased from 5% in 2001 to 38% in 2019. We have transported more than 480 million passengers since we began our operations.

The Importance of Air Transportation in Brazil

Brazil is geographically similar in size to the continental United States and, according to IATA’s 2018 data, Brazil is the sixth largest domestic airline market in the world, after the United States, China, India, Indonesia and Japan. Brazilian domestic air passenger demand grew 0.8% in 2019, and IATA estimates, based on 2018 data, that it will be the fifth largest domestic airline market by 2026. Based on 2015 data, the Brazilian aviation market has significant untapped potential as flights per capita totaled approximately 0.5 per year, significantly below that of more established markets such as Australia (2.9) or the United States (2.5). Passenger demand declined globally in 2020 as a result of developments relating to the COVID-19 pandemic, but is expected to fully recover.

Competitive Strengths

We believe we are one of the most sustainable Latin American carriers, based on our unique business model and competitive strengths:

•	Lowest Cost and Strongest Operating Margins:
o	Since inception, we have had the lowest operating costs of any Brazilian airline, with a CASK ex-fuel of R$15.05 cents in 2019 and R$21.07 cents in 2020, and we have one of the lowest cost models among airlines globally.
(1)

o	We have had for many years one of the highest EBITDA margins among our Latin American peers.
o	Our fleet of Boeing 737 aircraft provides operational advantages that make it optimally suited for our low-cost carrier model.
o	During the COVID-19 pandemic, we were one of the first airlines to enter into an agreement with our employees that offered job security for 18 months, providing flexibility and stability for our team (926 captains, 964 co-pilots and 3,262 flight attendants). We reduced airmen working hours by up to 50%. We also implemented salary cuts of 50% for middle and top managers, and 60% for vice-presidents, our chief financial officer and our chief executive officer, as well as an unpaid leave program for an average of 90 days, which 8,391 employees joined. As a result of these measures, we have reduced labor costs by approximately 44%, including compensation reductions and deferrals, which has permitted us to avoid lay-offs. During this period, we were able to manage yields more effectively than our competitors, becoming the airline with the highest yields in the domestic market in 2020.
o	Currently, 100% of our fleet is under operating leases, providing us with operational flexibility. In 2020, we agreed to the early return of 11 aircraft. We also concluded negotiations with aircraft lessor partners to create significant additional operational and financial flexibility, converting a portion of the monthly payments from fixed to variable power-by-the-hour and adjusting the contracts to the expected recovery of demand through 2021. We expect that total estimated cash flow savings in 2021 resulting from these contractual adjustments will exceed R$1.2 billion.
•	Flexible, Single Fleet Type:
o	Our single fleet strategy provides significant operational flexibility. In 2019, we had best in class aircraft utilization, with 12.3 block hours per day, one of the highest in the world. Our aircraft financings are structured for maximum operational flexibility, and, currently, we lease 100% of our aircraft from global operating lessors. In 2020, during the COVID-19 pandemic, we were able to maintain our high block hours at 9.6, due to the reduction in our operating fleet. We retain full optionality to extend leases or return aircraft at maturity, providing significant flexibility in managing our fleet size.
o	In early 2020, we had 18 aircraft under short-term operating leases, allowing us to reduce our fleet size by 14% in the short term via redeliveries. At the end of 2020, our total fleet comprised 127 Boeing 737 aircraft, of which 120 were Next Generation aircraft and seven were MAX aircraft. To match supply with expected demand, we are working toward gradually transitioning our fleet to the MAX. In 2020, we had a net reduction of our Next Generation fleet of 10 leased aircraft. We plan to further reduce our Next Generation fleet by 22 aircraft in 2021 and 2022, in tandem with the transition to MAX aircraft. By end of 2021, we expect to have 127 aircraft and 15% of our fleet transitioned to the MAX. We had an average operating fleet of 63 and 91 aircraft in the third and fourth quarters of 2020, representing, respectively, 56% and 81% of our average operating fleet in 2019, as a result of aircraft groundings in response to decreased demand deriving from developments relating to the COVID-19 pandemic. We have reduced our 2020-2022 Boeing 737 MAX deliveries by 34 aircraft and have flexibility to make further reductions, allowing us to defer delivery of the aircraft until passenger demand requires the additional capacity.
o	The benefits and flexibility granted by our single fleet type was also evidenced in our ability to rapidly and efficiently adjust to increasing demand between August and December of 2020, when the first wave of COVID-19 cases started decreasing. We expect a similarly strong demand recovery as the vaccination program in Brazil advances, as was the case in the United States, where vaccination is most advanced, and where demand has since January 2021 increased to 48% of 2019 levels and certain domestic traffic has recovered to pre-pandemic levels. Globally, Brazil currently ranks fifth in the pace of daily vaccination.
o	Since 2001, we have forged a deep relationship with Boeing, allowing us to obtain favorable terms for the pricing and delivery of aircraft. Attractive pricing, together with our financing strategy, allow us to create significant value in our aircraft acquisitions. In March 2020, we announced an agreement in which Boeing compensated us for the grounding of the 737 MAX aircraft. The agreement bolstered our liquidity by nearly R$607.5 million in 2020. Additionally, the agreement allowed us to adjust our order book, reducing firm commitments from 129 to 95 aircraft with the flexibility of further reductions.
(2)

o	In November 2020, each of the Federal Aviation Administration, or FAA, and ANAC lifted its 2019 decision to ground Boeing 737 MAX aircraft in the United States and Brazil, respectively, and we were the first airline globally to reinitiate operations of the MAX. We remain strongly committed to the MAX aircraft and expect our MAX operations will generate significant operating cost savings.
•	Highest Load Factors and Passenger Capacity: Our load factor has been best-in-class in Brazil for many years. Even during the peak of the pandemic, in April and May 2020 as well as in February and March 2021, with a largely reduced fleet and flight network, we reported load factors above 75%. In 2020, although our total demand decreased 51.9%, as compared to 2019, we were the only airline in Brazil that kept our average load factor at 80.0%, due to our fleet size flexibility. Our single fleet model and proactive fleet management increased our fleet flexibility, which allowed us to follow varying demand levels for flights without meaningfully impacting our load factors.
•	Dominant Market Position in Key Airports: In 2020, we were the largest player in four of the ten busiest airports in Brazil, with an average market share in excess of 47.0%, and we were the leading airline in 40.0% of the 30 largest airports in Brazil, which together represented 93.0% of domestic air traffic by passengers in Brazil.
•	Highest Ranking in Customer Service: We have made a significant investment in our product offering, including features such as loyalty program integration, onboard service, onboard entertainment and comfortable seats, among others. We believe we offer more complete products and services than any other leading global low-cost carrier, allowing us to capture the largest portion of premium business and economy leisure customers. Both groups of customers value the experience we offer, allowing us to extract higher yields and a leading share of customer wallet. We are a leader in technology development and digital solutions, enabling us to offer the best passenger experience, with a Net Promoter Score of 38 points in 2020.
•	Meaningful ESG Track Record and Initiatives: Since 2010, we have prepared annual sustainability reports based on Global Reporting Initiative guidelines, an international standard for reporting environmental, social and economic performance. By adopting these parameters and providing related data to the public, we are reinforcing our accountability with various stakeholders through added transparency and credibility. Among our initiatives are our voluntary adherence, since 2016, to the carbon pricing leadership coalition, which is a global initiative to price carbon emissions, as well as multiple campaigns and associations dedicated to promoting best ESG practices both in the airline industry and generally. We also maintain social initiatives relating to our workforce, customer satisfaction and safety, as well as governance initiatives through leadership, committees, policies and shareholder meetings.
•	Best Route Network, Loyalty Program and Global Partnerships: We have a highly integrated network, operating the most flights at Brazil’s busiest airports. Before the COVID-19 pandemic commenced in Brazil, we were, in 2019, the largest Brazilian airline with over 36 million annual passengers transported and a domestic market share of 38%, as measured by RPK, and we have since then been able to further improve our competitive market position. We operate the leading Brazilian airline loyalty program, with 18.2 million members as of December 31, 2020. We have entered into 14 codeshare agreements, 16 frequent flyer agreements and 76 interline agreements, allowing our customers to connect seamlessly to 177 airports around the world. Since 2020, we have established a new partnership and codeshare agreement with American Airlines, the leading provider of air service between the United States and Brazil. In addition, since 2020, we established codeshare agreements with Avianca Holdings, Alitalia and Ethiopian Airlines to strengthen our international presence.
•	Domestic Market Focus: Our network of flights has always been focused on national and regional routes within South America and Brazil, which are returning to normal levels of traffic faster than inter-continental routes prioritized by some of our competitors. We have benefitted from the competitive dynamic that has led to certain competitors pursuing credit restructuring and Chapter 11 bankruptcy procedures, which have further decreased the supply of flights in the market.
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•	Leading Cargo Business: We are Brazil’s second largest cargo airline with a 26.9% market share as measured by ATKs, and our cargo revenues increased from 2.8% of our gross revenue in 2019 to 4.8% in 2020. Through GOLLOG, we generate cargo revenue through the use of cargo space on regularly scheduled passenger aircraft. Our cargo business has grown at higher rates than our passenger travel business, in large part because we count with an excellent and diversified base of clients in the B2B segment and e-commerce markets, and are well-positioned to support this market’s expected growth as we forge and strengthen our client relationships. We are committed to delivering quality air freight solutions and believe our cargo business will be an increasingly important contributor to our financial performance.
•	Leading MRO Service Provider: In 2019, we launched GOL Aerotech, our business unit dedicated to providing MRO services, including to third parties. We have more than 14 years of experience providing maintenance, preventive maintenance and modifications on our own aircraft. Expanding this service to third parties through our MRO business equips us with important competitive advantages, including additional revenues and cash flow and leverage on our operating costs, and is an important contributor to our EBITDA. We operate the largest MRO facility in Brazil, with over 1.0 million square feet of hangar and ramp areas, six shops, more than 60,000 square feet of parts storage area and over 700 employees. Our MRO facility has been temporarily closed as a part of our cost reduction measures.
•	GOLLabs: In 2018, we created GOLLabs, our innovation business dedicated to researching and developing new technologies and services to generate new revenues and reduce costs, including by optimizing our pricing and route strategies and enhancing our customer experience through initiatives such as face recognition technology to facilitate check-in and boarding procedures, media streaming partnerships to provide enhanced entertainment options and a customer service platform through mobile chat applications, among others. GOLLabs is responsible for the entire lifecycle of the development of an innovative concept, including market testing and analytics and implementation and training, and plays a key role in creating value in our other business lines.

Throughout 2020, we maintained liquidity without impairing our balance sheet. We entered into discussions with key suppliers to reduce our costs and adjust them to the new network and fleet profiles. We were able to defer jet fuel payment installments to after September 30, 2020. All non-essential investments in operations and maintenance have been eliminated, as have any pre-delivery payment obligations. We were able to make significant adjustments to our working capital by extending our payment terms and managing other current assets and liabilities. We have also been able to raise new financing to continue to pay down short term maturities at par, while terming out the average maturity of our debt profile. In March 2020, we extended the amortization schedule of our debentures to March 2022. In August 2020, we fully paid down our US$300.0 million term loan, with the support of a loan in the principal amount of US$250.0 million, while also extending out the average maturity of our debt and keeping liquidity close to unchanged. In December 2020, we issued US$200.0 million in aggregate principal amount of 8.00% senior secured notes due 2026. Also in December 2020, we prepaid R$800.0 million in short term debt. For further details on these financings, see note 17 to our unaudited interim condensed consolidated financial statements.

We have been managing our business and liquidity since the beginning of the pandemic, by matching cash inflows with outflows in an efficient manner. As of March 31, 2021, we had R$1.8 billion in Total Liquidity, which includes R$1.0 billion in liquidity held in our loyalty program subsidiary Smiles Fidelidade S.A., or Smiles, and, as of that date, including financeable amounts of deposits and unencumbered assets, our potential liquidity sources reached over R$3.4 billion. We will continue to seek to manage our negative working capital of R$8.4 billion, as of March 31, 2021, by reducing costs, rolling over and deferring short-term obligations with our suppliers and counterparties, most of which have been supportive of GOL during the course of the pandemic. For further information, see “Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—We may not be able to maintain adequate liquidity and our cash flows from operations and financings may not be sufficient to meet our current obligations.”

Recent Developments regarding SMILES

On March 24, 2021, shareholders of GOL and the majority of SMILES’ minority shareholders approved the corporate reorganization to combine the Company’s airline subsidiary with SMILES. Payment will be made to

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SMILES minority shareholders in June 2021 and, once the merger is completed, both companies will be better positioned to increase their respective market competitiveness and cash flow generation. The successful completion of this transaction will substantially reduce the risks that each company faces in the pandemic and will provide operating, liquidity, financial and fiscal synergies. As a combined entity, we will be better able to improve revenue and liquidity management, more dynamically manage the inventory of seats, improve its ability to coordinate marketing to customers and be better positioned to optimize yields.

On March 25, 2021, SMILES announced the distribution of R$500 million in dividends that were paid on April 16, 2021. Of the R$4.03 per share dividend paid by SMILES, GOL received R$265 million from the dividend with the balance paid to the SMILES minority shareholders.

As a result of the above-mentioned dividend, the value of the exchange ratio in the corporate reorganization will be automatically adjusted, and the portion due in cash will be reduced accordingly. Under the base exchange ratio, the cash component of the consideration is reduced from R$9.14 per share to R$5.11 per share and the optional exchange ratio cash component of the consideration is reduced from R$22.54 per share to R$18.51 per share. There is no change to the stock consideration in the corporate reorganization due to the payment of the dividend under either the base or optional exchange ratios. Assuming that 70% of the minority shareholders of SMILES elect to receive the more stock option, the expected cash required to close the corporate reorganization will be approximately R$500 million.

A portion of the proceeds of the dividend was used to partially prepay the secured loan with Delta, which, as of the date of this prospectus, has an outstanding principal amount of US$25.8 million. For further information on the secured loan with Delta, see “Recent Developments—Liquidity and Capital Resources—Indebtedness.

The SMILES merger consideration allows the SMILES minority shareholders to elect their desired consideration mix consisting of two choices: (i) the “base exchange ratio”, which provides for more stock and is the option automatically selected unless shareholders elect otherwise, and (ii) the “optional exchange ratio’, which provides for more cash which requires shareholders to affirmatively to elect this option. Given that this transaction is, in our view, highly credit accretive, due to the significant monthly cash flow generation of SMILES and the significant value of the SMILES brand and intellectual property, we expect that financing for the cash portion of the merger consideration can be largely sourced from internally generated cash flow or can be obtained at acceptable terms under most market conditions.

Financial and Operating Data Highlights

The following tables set forth our main financial indicators and operating performance indicators as of the dates and for the periods presented:

Financial Data

	As of and for the year ended December 31,				As of and for the three months ended March 31,
	2018	2019	2020	2020(1)	2020	2021	2021(1)
	(in thousands of R$, except percentages)			(in thousands of US$, except percentages)	(in thousands of R$, except percentages)		(in thousands of US$, except percentages)

Net income (loss)	(779,724)	179,338	(5,895,251)	(1,034,799)	(2,261,609)	(2,505,791)	(439,844)
EBITDA(2)	2,068,478	3,860,721	918,708	161,262	1,553,457	(186,205)	(32,685)
EBITDA Margin(3)	18.1%	27.8%	14.4%	14.4%	49.4%	(11.9)%	(11.9)%
Operating margin(4)	12.3%	15.4%	(14.9)%	(14.9)%	32.6%	(33.3)%	(33.3)%
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	As of and for the year ended December 31,				As of and for the three months ended March 31,
	2018	2019	2020	2020(1)	2020	2021	2021(1)
	(in thousands of R$, except percentages)			(in thousands of US$, except percentages)	(in thousands of R$, except percentages)		(in thousands of US$, except percentages)

Adjusted EBITDA(5)	2,100,919	4,208,582	1,086,296	190,679	1,465,999	(72,094)	(12,655)
Adjusted EBITDA Margin(6)	18.4%	30.4%	17.0%	17.0%	46.6%	(4.6)%	(4.6)%
Adjusted Operating Margin(7)	12.6%	17.9%	(0.3)%	(0.3)%	29.8%	(22.1)%	(22.1)%
Net cash flows from operating activities	2,081,869	2,461,076	753,936	132,339	1,090,605	4,639	814
Net cash flows from (used in) investing activities	(1,587,256)	(754,611)	31,770	5,577	(1,389,321)	(20,639)	(3,623)
Net cash flows used in financing activities	(753,189)	(892,173)	(1,935,497)	(339,740)	(855,995)	(264,256)	(46,385)
Total Liquidity(8)	2,980,011	4,273,023	2,576,471	452,250	n.a.	1,797,682	315,549

Operating Data

	Year ended December 31			Three months ended March 31,
	2018	2019	2020	2020	2021

Operating aircraft at period end	121	130	127	131	127
Total aircraft at period end	121	137	127	131	127
Revenue passengers carried (in thousands)(9)	33,446	36,445	16,776	8,346	4,495
Revenue passenger kilometers (RPK) (in millions)(9)	38,423	41,863	20,126	9,947	5,592
Available seat kilometers (ASKs) (in millions)(9)	48,058	51,065	25,142	12,462	6,999
Load factor	80.0%	82.0%	80.0%	79.8%	79.9%
Break-even load factor	70.1%	66.3%	80.0%	56.0%	96.9%
Aircraft utilization (block hours per day)	11.8	12.3	9.6	12.1	9.7
Average fare (R$)	318	359	345	352	315
Passenger revenue yield per RPK (R$ cents)	27.6	31.2	28.7	29.6	25.3
PRASK (R$ cents)	22.1	25.6	23.0	23.6	20.2
RASK (R$ cents)	23.7	27.2	25.3	25.3	22.4
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	Year ended December 31			Three months ended March 31,
	2018	2019	2020	2020	2021

CASK (R$ cents)	20.8	23.0	29.1	17.0	29.9
CASK ex-fuel (R$ cents)	12.8	15.1	21.1	9.0	21.8
Adjusted CASK (R$ cents)(10)	20.8	22.3	25.4	17.7	27.3
Adjusted CASK ex-fuel (R$ cents)(10)	12.8	14.4	17.4	9.7	19.2
Departures	250,040	259,377	124,528	62,956	32,797
Departures per day	685	711	340	692	364
Destinations served	69	77	63	75	62
Average stage length (kilometers)	1,098	1,114	1,152	1,136	1,205
Active full-time equivalent employees at year end	15,259	16,113	13,899	16,345	13,999
Fuel liters consumed (in millions)	1,403	1,475	722	363	192
Average fuel expense per liter (R$)	2.91	2.79	2.55	2.78	2.61

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(1)	Translated for convenience using the U.S. dollar selling rate as reported by the Central Bank of R$5.697 to US$1.00 as of March 31, 2021.
(2)	We calculate EBITDA as net income (loss) plus financial results, net, exchange rate variation, net, income taxes and depreciation and amortization. EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. EBITDA is not calculated using a standard methodology and may not be comparable to the definition of EBITDA or similarly titled measures used by other companies. Because our calculation of EBITDA eliminates financial results, net, exchange rate variation, net, income taxes and depreciation and amortization, we believe that our EBITDA provides an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates or depreciation and amortization.
(3)	We calculate EBITDA Margin as EBITDA divided by total net revenue for the relevant period.
(4)	We calculate operating margin as income before financial results, exchange rate variation, net and income taxes divided by total net revenue.
(5)	We calculate Adjusted EBITDA as EBITDA plus non-recurring results, net and, in 2019, certain other expenses, principally related to MAX disruption net contingencies and additional costs incurred in restructuring aircraft redeliveries and, in 2020, expenses principally related to MAX disruption net contingencies, restructuring aircraft redeliveries and labor idleness, and for the three months ended March 31, 2021, expenses principally related to restructuring aircraft redeliveries and labor idleness. Adjusted EBITDA does not exclude the effects of the pandemic (aircraft grounding and expenses not strictly related to our current level of operations), which management believes were approximately R$1.3 billion in 2020. Adjusted EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. Adjusted EBITDA is not calculated using a standard methodology and may not be comparable to the definition of “adjusted EBITDA” or similarly titled measures used by other companies. Because our Adjusted EBITDA eliminates non-recurring effects on our results of operations, we believe that our Adjusted EBITDA provides an important tool to compare our performance across periods.
(6)	We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by total net revenue for the relevant period.
(7)	We calculate Adjusted Operating Margin as income before financial results, exchange rate variation, net and income taxes, plus non-recurring results, net and expenses related to fleet and labor idleness divided by total net revenue. Because our Adjusted Operating Margin eliminates non-recurring effects on our results of operations, we believe that our Adjusted Operating Margin provides an important tool to compare our performance across periods.
(8)	We calculate Total Liquidity as the sum of our cash and cash equivalents, current and noncurrent restricted cash, short-term investments and trade receivables; Total Liquidity does not reflect our negative working capital as of the dates presented. For information regarding our negative working capital, see note 1.2 to our unaudited interim condensed consolidated financial statements.
(9)	Source: National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC.
(10)	We calculate adjusted CASK as CASK excluding non-recurring results, net and, in 2020, expenses related to fleet and labor idleness.
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Corporate Structure

The following chart summarizes our corporate structure as of the date of this prospectus:

Our principal executive offices are located at Brazil’s largest domestic airport, the Congonhas airport, at Praça Comandante Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, 04626-020, São Paulo, SP, Brazil, and the telephone number of our investor relations department is +55 (11) 2128-4700. Our website is www.voegol.com.br and investor information may be found on our website under www.voegol.com.br/ir. Information contained on our website is not incorporated by reference, and is not to be considered a part of, this prospectus.

GOL Finance is a public limited liability company (société anonyme) under the laws of Luxembourg, having its registered office at 17, Boulevard Raiffeisen, L-2411 Luxembourg, and registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B 178497, and is a financing subsidiary of GLAI.

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SUMMARY OF THE RIGHTS OFFERING

On April 28, 2021, our board of directors approved a capital increase through the issuance of up to 171,136,140 common shares and 16,268,441 preferred shares at a subscription price of R$0.6911 per common share and R$24.19 per preferred share, with a minimum aggregate subscription amount of R$100.0 million and a maximum aggregate subscription amount R$511.8 million.

The Constantino Family, our controlling shareholder, has informed our board of directors of its intention to subscribe approximately R$270.0 million in shares in this offering, which is sufficient to reach the minimum aggregate subscription amount.

According to Brazilian law, the issuance of common and preferred shares triggers preemptive rights of our existing shareholders.  Although we are not obligated under the existing arrangements to extend the preemptive rights to U.S. holders of preferred shares and ADSs, we have voluntarily elected to register this rights offering with the Securities and Exchange Commission (SEC), in order to enable U.S. holders to participate in the rights offering.

We are offering up to 16,268,441 preferred shares, including preferred shares represented by ADSs, in this preemptive rights offering to holders of our preferred shares and ADSs.

Offering to Holders of ADSs

ADS rights offering	You will receive 0.059760 ADS right for every ADS you hold on the ADS record date (as defined below). Fractional ADS rights will not be issued, and fractional entitlements will be reduced to the next smaller whole number of ADS rights.
Unsubscribed ADS	Following the preferred share rights exercise period and the ADS rights exercise period, if the maximum aggregate subscription amount is not reached, our board of directors will reduce the size of this offering. There will be no reoffering round.
Subscription Card	Our ADS rights agent will send to each registered record-date holder of ADSs a subscription card indicating the number of ADS rights the holder owns.
ADS record date	May 13, 2021.
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ADS subscription price and deposit amount

To validly subscribe for new ADSs, ADS rights holders will need to deposit with the ADS rights agent US$9.88 per ADS subscribed for, or the deposit amount, which is equal to two times the preferred share subscription price of R$24.19 for each new ADS subscribed for, converted into U.S. dollars at the Central Bank buying rate of R$5.3866 per US$1.00 on May 5, 2021, plus 10% of such amount to cover (1) currency rate fluctuations to the date on which the ADS rights agent converts currency in connection with the exercise by the Brazilian custodian of the preferred share rights underlying the ADS rights, (2) the ADS depositary’s issuance fee of US$0.05 per new ADS, and (3) any other applicable fees, expenses or taxes.

You will bear the risk of all exchange rate fluctuations relating to the exercise of ADS rights and financial transaction taxes in Brazil. The ADS rights agent may convert currency itself or through any of its affiliates, or the ADS rights agent’s Brazilian custodian, or the custodian, may convert currency and pay U.S. dollars to the ADS rights agent. Where the ADS rights agent converts currency itself or through any of its affiliates, the ADS rights agent acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the ADS rights agent agreement and the rate that the ADS rights agent or its affiliate receives when buying or selling foreign currency for its own account. The ADS rights agent makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the ADS rights agent agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the ADS rights agent’s obligations under the ADS rights agent agreement to act without gross negligence or willful misconduct. The methodology used to determine exchange rates used in currency conversions made by the ADS rights agent is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the ADS rights agent makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate.

If the deposit amount is insufficient to cover the actual ADS subscription price in reais plus conversion expenses, ADS issuance fees and financial transaction taxes for ADSs you are subscribing for, you will have to pay the deficiency to the ADS rights agent. If you do not pay the deficiency, the ADS rights agent may reduce the amount of new ADSs subscribed or sell a portion of your new ADSs to cover the deficiency.

If the deposit amount is greater than the actual ADS subscription price plus conversion expenses, ADS issuance fees and financial transaction taxes for ADSs you are subscribing for or are allocated, the ADS rights agent will refund you the excess without interest.

See “Item E. Taxation—Material Brazilian Tax Considerations—Tax on Foreign Exchange Transactions” and “Item E. Taxation—Material Brazilian Tax Considerations—Tax on Transactions Involving Bonds and Securities” in our 2020 Annual Report for more information regarding financial transaction taxes for ADSs.

ADS rights exercise period	From May 14, 2021 through 5:00 p.m. (New York City time) on June 1, 2021.
Procedure for exercising ADS rights

If you hold ADSs directly as a registered holder, you may exercise your ADS rights during the exercise period by delivering a properly completed subscription card and full payment of the deposit amount for the new ADSs to the ADS rights agent, to be received prior to 5:00 p.m. (New York City time) on June 1, 2021.

If you hold ADSs through The Depository Trust Company, you may exercise your ADS rights by timely delivering to the ADS rights agent completed subscription instructions through DTC’s automated system accompanied by payment in full of the deposit amount.

If you hold ADSs in account with a broker or other securities intermediary and wish to exercise your ADS rights, you should timely contact the securities intermediary through which you hold ADS rights to arrange for their exercise and for the payment of the deposit amount. Brokers and other securities intermediaries will set their own cutoff dates and times to receive instructions that will be earlier than the expiration time stated in this prospectus. You should contact your broker or other securities intermediary to determine the cutoff date and time that is applicable to you,

We provide more details on how to exercise ADS rights under “The Rights Offering—Offering to ADS Holders.”

Exercise of ADS rights irrevocable	The exercise of ADS rights is irrevocable and may not be canceled or modified.
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Withdrawal of Registration Statement	We may, at any time prior to the Initial Settlement Date, withdraw the registration statement of which this prospectus is a part of, in which event this offer of ADS rights will become null and void and any ADS subscription payment already tendered will be returned to you in U.S. dollars without interest.
Unexercised rights	If you do not exercise your ADS rights within the ADS rights exercise period, they will expire and you will have no further rights. If practical, the depositary will try to sell unexercised rights in Brazil and will distribute any proceeds, net of applicable fees, expenses and taxes, to the holders of ADSs that did not exercise their ADS rights.
Listing	The ADSs are listed on the NYSE under the symbol “GOL.” The ADS rights are not transferable.
ADS rights agent	The Bank of New York Mellon.
Depositary	The Bank of New York Mellon.
Delivery of new ADSs	The Bank of New York Mellon will deliver the new ADSs subscribed in the rights offering as soon as practicable after receipt of the underlying new preferred shares by the custodian.
ADS issuance fee	Subscribing holders will be charged an ADS issuance fee of US$0.05 per new ADS purchased in this offering. The ADS rights agent will deduct the ADS issuance fee from the deposit amount in respect of each holder’s subscription.
New ADSs	Your specific rights in the new ADSs and in the preferred shares underlying the new ADSs are set out in a deposit agreement among us, The Bank of New York Mellon, as depositary, and the owners and beneficial owners of ADSs. To understand the terms of the ADSs, you should read the deposit agreement, which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

For additional information regarding the rights offering to holders of the ADSs, see “The Rights Offering—Offering to ADS Holders” which also includes a summary timetable containing some important dates relating to the ADS rights offering.

Preferred share rights offering	You will receive 0.059760 preferred share right for every preferred share you hold on the preferred share record date (as defined below). One preferred share right will entitle you to purchase one new preferred share. We will only issue whole numbers of preferred share rights. We will not issue any fractional preferred shares.
Unsubscribed preferred shares	Following the preferred share rights exercise period and the ADS rights exercise period, if the maximum aggregate subscription amount is not reached, our board of directors will reduce the size of this offering. There will be no reoffering round. Holders of our preferred shares in Brazil will have the opportunity to (i) condition in the subscription bulletin (boletim de subscrição) their participation in the rights offering and the number of preferred shares to be subscribed to the maximum aggregate subscription being reached and (ii) indicate in the subscription bulletin (boletim de subscrição) whether, in the event the amount of the capital increase is lower than the maximum aggregate subscription amount, the shareholder will receive (a) the amount of shares indicated in the subscription bulletin (boletim de subscrição) or (ii) an amount of shares equivalent to the pro rata between the total number of shares subscribed in the offering and the maximum aggregate subscription amount. In the absence of such indication, the shareholder will receive all the subscribed shares. This opportunity will not be granted to U.S. persons (as defined in Regulation S under the Securities Act), ADS holders or holders of our preferred shares in the United States.
Preferred share record date	May 4, 2021.
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Preferred share subscription price	R$24.19 per share.
Preferred share rights exercise period	From May 5, 2021 through June 9, 2021.
Procedure for exercising preferred share rights	You may exercise your preferred share rights by delivering, or causing your broker to deliver, to custodian (which may be Itaú Unibanco S.A. or the B3 Central Depository (Central Depositária da B3)), a properly completed subscription form and full payment of the preferred share subscription price for the new preferred shares being purchased.
Exercise of share rights irrevocable	The exercise of preferred share rights is irrevocable and may not be canceled or modified.
Withdrawal of Registration Statement	We may, at any time prior to the Initial Settlement Date, withdraw the registration statement of which this prospectus is a part of, in which event this offer of preferred shares rights will become null and void.
Unexercised rights	If you do not exercise your preferred share rights within the preferred share rights exercise period, they will expire and you will have no further rights.
Transferability	You may transfer all or any portion of your preferred share rights. If you transfer or sell your preferred share rights, you will have no further right to purchase new preferred shares in the preferred share rights offering with respect to the preferred share rights transferred or sold.
Listing	The preferred shares are listed on the B3 under the symbol “GOLL4.” The preferred share rights are transferable and may be listed on the B3.
Ratification of the capital increase	On April 28, 2021, our board of directors authorized a capital increase in an aggregate amount of up to R$100.0 million with a minimum aggregate amount of R$511.8 million. We will issue the new preferred shares subscribed in this rights offering following ratification of the capital increase by our board of directors at a meeting that is expected to be held on or about June 15, 2021.
Delivery of new shares	We expect to deliver the new preferred shares subscribed in this rights offering on or about June 16, 2021.

For additional information regarding the rights offering to holders of our preferred shares, see “The Rights Offering—Offering to Holders of Preferred Shares” which includes a summary timetable containing some important dates relating to the preferred shares rights offering.

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SUMMARY FINANCIAL AND OTHER INFORMATION

The following table presents a summary of our historical consolidated financial and operating data for each of the periods indicated. You should read this information together with “Item 5. Operating and Financial Review and Prospects” in our 2020 Annual Report and our audited consolidated financial statements.

Solely for the convenience of the reader, we have translated some of the real amounts in this prospectus into U.S. dollars at the rate of R$5.697 to US$1.00, which was the U.S. dollar selling rate in effect as of March 31, 2021, as reported by the Central Bank, and should not be construed as implying that the criteria used followed the criteria established in IAS No. 21 – The Effects of Changes in Foreign Exchange Rates.

Summary Financial and Operating Data

Summary Financial Data

Statements of Operations Data

	Year ended December 31,				Three months ended March 31,
	2018	2019	2020	2020(1)	2020	2021	2021(1)
	(in thousands of R$)			(in thousands of US$)	(in thousands of R$)		(in thousands of US$)
Net revenue:
Passenger	10,633,488	13,077,743	5,783,323	1,015,152	2,941,333	1,416,278	248,601
Mileage program, cargo and other	777,866	786,961	588,494	103,299	206,394	151,349	26,566
Total net revenue	11,411,354	13,864,704	6,371,817	1,118,451	3,147,727	1,567,627	275,167
Operating costs and expenses:
Salaries, wages and benefits	(1,903,852)	(2,361,268)	(1,765,628)	(309,922)	(595,223)	(464,432)	(81,522)
Aircraft fuel	(3,867,673)	(4,047,344)	(2,025,701)	(355,573)	(1,001,138)	(566,128)	(99,373)
Aircraft rent(2)	(1,112,837)	-	-	-	-	-	-
Landing fees	(743,362)	(759,774)	(411,065)	(72,155)	(201,742)	(114,065)	(20,022)
Aircraft, traffic and mileage servicing	(613,768)	(707,392)	(723,244)	(126,952)	(173,968)	(187,102)	(32,842)
Passenger service expenses	(474,117)	(578,744)	(389,998)	(68,457)	(176,041)	(108,016)	(18,960)
Sales and marketing	(581,977)	(670,392)	(324,185)	(56,905)	(118,012)	(66,361)	(11,648)
Maintenance, materials and repairs	(570,333)	(569,229)	(335,868)	(58,955)	(144,321)	(153,366)	(26,920)
Depreciation and amortization(2)	(668,516)	(1,727,982)	(1,870,552)	(328,340)	(528,036)	(336,299)	(59,031)
Other income (expenses), net	524,656	(309,917)	523,019	91,806	816,175	(94,362)	(16,563)
Total operating costs and expenses	(10,011,779)	(11,732,042)	(7,323,222)	(1,285,452)	(2,122,306)	(2,090,131)	(366,883)
(13)

	Year ended December 31,				Three months ended March 31,
	2018	2019	2020	2020(1)	2020	2021	2021(1)
	(in thousands of R$)			(in thousands of US$)	(in thousands of R$)		(in thousands of US$)
Equity pick up method	387	77	(439)	(77)	-	-	-
Operating income (loss) before exchange rate variation, net	1,399,962	2,132,739	(951,844)	(167,078)	1,025,421	(522,504)	(91,716)
Financial income	259,728	389,563	736,969	129,361	698,246	143,420	25,175
Financial expense(2)	(1,061,089)	(1,748,265)	(2,546,192)	(446,936)	(998,456)	(568,498)	(99,789)
Income before exchange rate variation, net and income taxes	598,601	774,037	(2,761,067)	(484,653)	725,211	(947,582)	(166,330)
Exchange rate variation, net	(1,081,197)	(385,092)	(3,056,226)	(536,462)	2,943,404	(1,537,240)	269,833
Income (loss) before income taxes	(482,596)	388,945	(5,817,293)	(1,021,115)	(2,218,193)	(2,484,822)	(436,163)
Income taxes and social contributions	(297,128)	(209,607)	(77,958)	(13,684)	(43,416)	(20,969)	(3,681)
Net income (loss)	(779,724)	179,338	(5,895,251)	(1,034,799)	(2,261,609)	(2,505,791)	(439,844)
Equity holders of the parent company	305,669	296,611	92,877	16,303	26,660	22,612	3,969
Non-controlling interest shareholders	(1,085,393)	(117,273)	(5,988,128)	(1,051,102)	(2,288,269)	(2,528,403)	(443,813)

Other Financial Data

	As of and for the year ended December 31,				As of and for the three months ended March 31,
	2018	2019	2020	2020(1)	2020	2021	2021(1)
	(in thousands of R$ except percentages)			(in thousands of US$)	(in thousands of R$ except percentages)		(in thousands of US$)

Net income (loss)	(779,724)	179,338	(5,895,251)	(1,034,799)	(2,261,609)	(2,505,791)	(439,844)
EBITDA(3)	2,068,478	3,860,721	918,708	161,253	1,553,457	(186,205)	(32,685)
EBITDA Margin(4)	18.1%	27.8%	14.4%	14.4%	49.4%	(11.9)%	(11.9)%
Operating margin(5)	12.3%	15.4%	(14.9)%	(14.9)%	32.6%	(33.3)%	(33.3)%
Adjusted EBITDA(6)	2,100,919	4,208,582	1,086,296	190,669	1,465,999	(72,094)	(12,655)
Adjusted EBITDA Margin(7)	18.4%	30.4%	17.0%	17.0%	46.6%	(4.6)%	(4.6)%
(14)

	As of and for the year ended December 31,				As of and for the three months ended March 31,
	2018	2019	2020	2020(1)	2020	2021	2021(1)
	(in thousands of R$ except percentages)			(in thousands of US$)	(in thousands of R$ except percentages)		(in thousands of US$)

Adjusted Operating Margin(8)	12.6%	17.9%	(0.3)%	(0.3)%	29.8%	(22.1)%	(22.1)%
Net cash flows from operating activities	2,081,869	2,461,076	753,936	132,339	1,090,605	4,639	814
Net cash flows from (used in) investing activities	(1,587,256)	(754,611)	31,770	5,576	(1,389,321)	(20,639)	(3,623)
Net cash flows (used in) financing activities	(753,189)	(892,173)	(1,935,497)	(339,722)	(855,995)	(264,256)	(46,385)
Total Liquidity(9)	2,980,011	4,273,023	2,576,471	452,250	n.a.	1,797,682	315,549

Summary Operating Data

	Year ended December 31			Three months ended March 31,
	2018	2019	2020	2020	2021

Operating aircraft at period end	121	130	127	131	127
Total aircraft at period end	121	137	127	131	127
Revenue passengers carried (in thousands)(10)	33,446	36,445	16,776	8,346	4,495
Revenue passenger kilometers (RPK) (in millions)(10)	38,423	41,863	20,126	9,947	5,592
Available seat kilometers (ASKs) (in millions)(10)	48,058	51,065	25,142	12,462	6,999
Load factor	80.0%	82.0%	80.0%	79.8%	79.9%
Break-even load factor	70.1%	66.3%	80.0%	56.0%	96.9%
Aircraft utilization (block hours per day)	11.8	12.3	9.6	12.1	9.7
Average fare (R$)	318	359	345	352	315
Passenger revenue yield per RPK (R$ cents)	27.6	31.2	28.7	29.6	25.3
PRASK (R$ cents)	22.1	25.6	23.0	23.6	20.2
RASK (R$ cents)	23.7	27.2	25.3	25.3	22.4
CASK (R$ cents)	20.8	23.0	29.1	17.0	29.9
CASK ex-fuel (R$ cents)	12.8	15.1	21.1	9.0	21.8
Adjusted CASK (R$ cents)(11)	20.8	22.3	25.4	17.7	27.3
(15)

	Year ended December 31			Three months ended March 31,
	2018	2019	2020	2020	2021

Adjusted CASK ex-fuel (R$ cents)(11)	12.8	14.4	17.4	9.7	19.2
Departures	250,040	259,377	124,528	62,956	32,797
Departures per day	685	711	340	692	364
Destinations served	69	77	63	75	62
Average stage length (kilometers)	1,098	1,114	1,152	1,136	1,205
Active full-time equivalent employees at year end	15,259	16,113	13,899	16,345	13,999
Fuel liters consumed (in millions)	1,403	1,475	722	363	192
Average fuel expense per liter (R$)	2.91	2.79	2.55	2.78	2.61

_________________

(1)	Translated for convenience using the U.S. dollar selling rate as reported by the Central Bank of R$5.697 to US$1.00 as of March 31, 2021.
(2)	We adopted IFRS 16 on January 1, 2019 using the modified retrospective method and we did not restate our financial information for the year ended December 31, 2018 for comparative purposes. As a result, certain information presented for the year ended December 31, 2018 may not be comparable to other periods presented. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Recent Accounting Pronouncements” and note 18 to our audited consolidated financial statements included in our 2020 Annual Report.
(3)	We calculate EBITDA as net income (loss) plus financial results, net, exchange rate variation, net, income taxes and depreciation and amortization. EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. EBITDA is not calculated using a standard methodology and may not be comparable to the definition of EBITDA or similarly titled measures used by other companies. Because our calculation of EBITDA eliminates financial results, net, exchange rate variation, net, income taxes and depreciation and amortization, we believe that our EBITDA provides an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates or depreciation and amortization.
(4)	We calculate EBITDA Margin as EBITDA divided by total net revenue for the relevant period.
(5)	We calculate operating margin as income before financial results, exchange rate variation, net and income taxes divided by total net revenue.
(6)	We calculate Adjusted EBITDA as EBITDA plus non-recurring results, net and, in 2019, certain other expenses, principally related to MAX disruption net contingencies and additional costs incurred in restructuring aircraft redeliveries and, in 2020, expenses principally related to MAX disruption net contingencies, restructuring aircraft redeliveries and labor idleness, and for the three months ended March 31, 2021, expenses principally related to restructuring aircraft redeliveries and labor idleness. Adjusted EBITDA does not exclude the effects of the pandemic (aircraft grounding and expenses not strictly related to our current level of operations), which management believes were approximately R$1.3 billion in 2020. Adjusted EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. Adjusted EBITDA is not calculated using a standard methodology and may not be comparable to the definition of “adjusted EBITDA” or similarly titled measures used by other companies. Because our Adjusted EBITDA eliminates non-recurring effects on our results of operations, we believe that our Adjusted EBITDA provides an important tool to compare our performance across periods.
(7)	We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by total net revenue for the relevant period.
(8)	We calculate Adjusted Operating Margin as income before financial results, exchange rate variation, net and income taxes, plus non-recurring results, net and expenses related to fleet and labor idleness divided by total net revenue. Because our Adjusted Operating Margin eliminates non-recurring effects on our results of operations, we believe that our Adjusted Operating Margin provides an important tool to compare our performance across periods.
(9)	We calculate Total Liquidity as the sum of our cash and cash equivalents, current and noncurrent restricted cash, short-term investments and trade receivables; Total Liquidity does not reflect our negative working capital as of the dates presented. For information regarding our negative working capital, see note 1.2 to our unaudited interim condensed consolidated financial statements.
(10)	Source: National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC.
(11)	We calculate adjusted CASK as CASK excluding non-recurring results, net and, in 2020, expenses related to fleet and labor idleness.

(16)

Reconciliation and Calculation of Certain Non-IFRS Measures

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

	Year ended December 31,				Three months ended March 31,
	2018	2019	2020	2020(1)	2020	2021	2021(1)
	(in thousands of R$, except as otherwise indicated)			(in thousands of US$)	(in thousands of R$, except as otherwise indicated)		(in thousands of US$)
Net income (loss)	(779,724)	179,338	(5,895,251)	(1,034,799)	(2,261,609)	(2,505,791)	(439,844)
(+) Income taxes	297,128	209,607	77,958	13,684	43,416	20,969	3,681
(+) Financial results, net	801,361	1,358,702	1,809,223	317,575	300,210	425,078	74,614
(+) Exchange rate variation, net	1,081,197	385,092	3,056,226	536,462	2,943,404	1,537,240	269,833
(+) Depreciation and amortization	668,516	1,727,982	1,870,552	328,340	528,036	336,299	59,031
EBITDA(2)	2,068,478	3,860,721	918,708	161,262	1,553,457	(186,205)	(32,685)
(+) Non-recurring effects	32,441	347,861	167,588	29,417	(87,458)	114,111	20,030
Adjusted EBITDA(3)	2,100,919	4,208,582	1,086,296	190,679	1,465,999	(72,094)	(12,655)
Net revenue	11,411,354	13,864,704	6,371,817	1,118,451	3,147,727	1,567,627	275,167
EBITDA Margin	18.1%	27.8%	14.4%	14.4%	49.4%	(11.9)%	(11.9)%
Adjusted EBITDA Margin	18.4%	30.4%	17.0%	17.0%	46.6%	(4.6)%	(4.6)%

_____________

(1)	Translated for convenience using the U.S. dollar selling rate as reported by the Central Bank of R$5.697 to US$1.00 as of March 31, 2021.
(2)	We calculate EBITDA as net income (loss) plus financial results, net, exchange rate variation, net, income taxes and depreciation and amortization. EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. EBITDA is not calculated using a standard methodology and may not be comparable to the definition of EBITDA or similarly titled measures used by other companies. Because our calculation of EBITDA eliminates financial results, net, exchange rate variation, net, income taxes and depreciation and amortization, we believe that our EBITDA provides an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates or depreciation and amortization.
(3)	We calculate Adjusted EBITDA as EBITDA plus non-recurring results, net and, in 2019, certain other expenses, principally related to MAX disruption net contingencies and additional costs incurred in restructuring aircraft redeliveries and, in 2020, expenses principally related to MAX disruption net contingencies, restructuring aircraft redeliveries and labor idleness, and for the three months ended March 31, 2021, expenses principally related to restructuring aircraft redeliveries and labor idleness. Adjusted EBITDA does not exclude the effects of the pandemic (aircraft grounding and expenses not strictly related to our current level of operations), which management believes were approximately R$1.3 billion in 2020. Adjusted EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. Adjusted EBITDA is not calculated using a standard methodology and may not be comparable to the definition of “adjusted EBITDA” or similarly titled measures used by other companies. Because our Adjusted EBITDA eliminates non-recurring effects on our results of operations, we believe that our Adjusted EBITDA provides an important tool to compare our performance across periods.

(17)

Calculation of Adjusted Operating Margin

	Year ended December 31,			Three months ended March 31,
	2018	2019	2020	2020	2021
	(in thousands of R$, except as otherwise indicated)
Income before financial results, exchange rate variation, net and income taxes	1,399,962	2,132,739	(951,844)	1,025,421	(522,504)
Personnel costs – idleness	-	-	161,201	-	-
Flight equipment depreciation – idleness	-	-	765,456	-	62,675
Non-recurring expenses	32,441	347,861	6,387	(87,458)	114,111
Adjusted income before financial results, exchange rate variation, net and income taxes	1,432,403	2,480,600	(18,800)	937,963	(345,718)
Net revenue	11,411,354	13,864,704	6,371,817	3,147,727	1,567,627
Adjusted Operating Margin(1)	12.6%	17.9%	(0.3)%	29.8%	(22.1)%

_________________

(1)	We calculate Adjusted Operating Margin as income before financial results, exchange rate variation, net and income taxes, plus non-recurring results, net and expenses related to fleet and labor idleness divided by total net revenue. Because our Adjusted Operating Margin eliminates non-recurring effects on our results of operations, we believe that our Adjusted Operating Margin provides an important tool to compare our performance across periods.

Reconciliation of Adjusted Indebtedness and Adjusted Net Indebtedness

	As of December 31,			As of March 31, 2021
	2018	2019	2020
	(in thousands of R$)
Loans and financing current	(1,103,206)	(2,543,039)	(2,353,279)	(2,304,032)
Loans and financing non-current	(5,340,601)	(5,866,802)	(7,623,687)	(8,102,790)
Lease liabilities current	(255,917)	(1,404,712)	(1,317,008)	(1,933,152)
Lease liabilities non-current	(656,228)	(4,648,068)	(6,267,184)	(6,643,369)
Total indebtedness	(7,355,952)	(14,462,621)	(17,561,158)	(18,983,343)
(-) Perpetual notes	525,602	546,750	805,690	894,935
Adjusted indebtedness(1)	(6,830,350)	(13,915,871)	(16,755,468)	(18,088,408)
Cash and cash equivalents	826,187	1,645,425	662,830	404,713
Short-term investments current	478,364	953,762	628,343	535,538
Short-term investments non-current	-	-	992	-
Restricted cash current	133,391	304,920	355,769	265,192
Restricted cash non-current	688,741	139,386	188,838	49,435
Adjusted Net Indebtedness(2)	(4,703,667)	(10,872,378)	(14,918,696)	(16,833,530)
(18)

_________________

(*)	Not meaningful.
(1)	Adjusted Indebtedness is not a measure of financial condition recognized under IFRS and it does not represent indebtedness as of the dates indicated. Adjusted Indebtedness should not be considered an alternative to information provided in our balance sheet as a measure of our financial condition, liquidity or ability to service our indebtedness. Adjusted Indebtedness is not calculated using a standard methodology and may not be comparable to the definition of “adjusted indebtedness” or similarly titled measures used by other companies. We believe that Adjusted Indebtedness provides useful information regarding our financial condition and is an important tool to support our management in making investment and financing decisions.
(2)	Adjusted Net Indebtedness is not a measure of financial condition recognized under IFRS and it does not represent indebtedness as of the dates indicated. Adjusted Net Indebtedness should not be considered an alternative to information provided in our balance sheet as a measure of our financial condition, liquidity or ability to service our indebtedness. Adjusted Net Indebtedness is not calculated using a standard methodology and may not be comparable to the definition of “adjusted net indebtedness” or similarly titled measures used by other companies. We believe that Adjusted Net Indebtedness provides useful information regarding our financial condition and is an important tool to support our management in making investment and financing decisions.

(19)

Calculation of Total Liquidity

	As of December 31,				As of March 31,
	2018	2019	2020	2020(1)	2021	2021(1)
	(in thousands of R$)			(in thousands of US$)	(in thousands of R$)	(in thousands of US$)
Real denominated	1,867,500	3,034,858	1,965,046	344,926	1,648,895	289,432
Cash and cash equivalents, short-term investments and short and long-term restricted cash	1,162,710	2,007,691	1,345,514	236,179	1,167,295	204,896
Trade receivables	704,790	1,027,167	619,532	108,747	481,600	84,536
Foreign exchange denominated	1,112,511	1,238,165	611,425	107,324	148,787	26,117
Cash and cash equivalents, short-term investments and short and long-term restricted cash	963,973	1,035,802	491,258	86,231	87,583	15,374
Trade receivables	148,538	202,363	120,167	21,093	61,204	10,743
Total Liquidity(1)	2,980,011	4,273,023	2,576,471	452,250	1,797,682	315,549

_____________

(1)	We calculate Total Liquidity as the sum of our cash and cash equivalents, current and noncurrent restricted cash, short-term investments and trade receivables; Total Liquidity does not reflect our negative working capital as of the dates presented. For information regarding our negative working capital, see note 1.2 to our unaudited interim condensed consolidated financial statements.
(20)

RISK FACTORS

An investment in our preferred shares and the ADSs involves a high degree of risk.  Our Annual Report on Form 20-F for the year ended December 31, 2020, as amended, which is incorporated by reference herein, describes the risks with respect to our company, the airline industry and our operating environment, particularly Brazil, and the risks with respect to the ADSs and our preferred shares.  You should carefully consider these risks and the ones set forth below before making your investment decision.  Our business, financial condition and results of operations could be materially and adversely affected by any of these risks.  The trading price of preferred shares or ADSs could decline due to any of these risks or other factors, and you may lose all or part of your investment.  These risks are those that we currently believe may materially affect us.

Risks Related to the Rights Offering

If you do not exercise all of your rights in this rights offering, you will suffer dilution of your percentage ownership of preferred shares and ADSs.

To the extent that you do not exercise your rights to subscribe for new preferred shares and ADSs, your proportionate ownership in our company will be reduced accordingly, and the percentage that your original preferred shares or ADSs represents of our increased capital stock after exercise of the rights will be disproportionately reduced.

ADS holders will be subject to exchange rate and other risks if they participate in this rights offering.

The U.S. dollar deposit amount of US$9.88 per ADS subscribed for or requested is equal to two times the preferred share subscription price of R$24.19, converted into U.S. dollars at the Central Bank buying rate of R$5.3866 per US$1.00 on May 5, 2021, plus 10% of such amount to cover (1) currency rate fluctuations to the date on which the ADS rights agent converts currency in connection with the exercise by the Brazilian custodian of the preferred share rights underlying the ADS rights, (2) the ADS depositary’s issuance fee of US$0.05 per new ADS, and (3) any other applicable fees, expenses or taxes.

You will bear the risk of exchange rate fluctuations between the U.S. dollar and the Brazilian real relating to the exercise of your ADS rights and, addition to the subscription price, you will have to pay an ADS issuance fee and financial transaction taxes in Brazil.

ADS rights agent will make the conversion from U.S. dollars into reais at any the rate available to it at that time in order to pay the subscription price for the preferred share rights underlying the ADS rights.  If the deposit amount is insufficient to cover the actual ADS subscription price in reais plus conversion expenses, ADS issuance fees and financial transaction taxes for ADSs you are subscribing for, you will have to pay the deficiency to the ADS rights agent. If you do not pay the deficiency, the ADS rights agent may reduce the amount of new ADSs subscribed or sell a portion of your new ADSs to cover the deficiency.

The ADS rights agent may convert currency itself or through any of its affiliates, or the ADS rights agent’s custodian may convert currency and pay U.S. dollars to the ADS rights agent. Where the ADS rights agent converts currency itself or through any of its affiliates, the ADS rights agent acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the ADS rights agent agreement and the rate that the ADS rights agent or its affiliate receives when buying or selling foreign currency for its own account. The ADS rights agent makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the ADS rights agent agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the ADS rights agent’s obligations under the ADS rights agent agreement to act without gross negligence or willful misconduct. The methodology used to determine exchange rates used in currency conversions made by the ADS rights agent is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the ADS rights agent makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate.

(21)

RECENT DEVELOPMENTS

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements and the information presented under the sections entitled “Financial Information” and “Item 3. Key Information—Selected Financial Data,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and our audited consolidated financial statements in our 2020 Annual Report.

Operating Results

Net Revenues

Our net revenues derive primarily from transporting passengers on our aircraft, which includes ancillary revenues from products and services that primarily comprise ticket change fees and excess baggage charges. Passenger revenues depend on capacity, load factor and yield.

In the three months ended March 31, 2020 and 2021, 93.4% and 90.3% of our net revenues came from passenger transportation revenues, and the remaining 6.6% and 9.7%, respectively, came from other net revenue, principally from our cargo and mileage program businesses, which utilizes cargo space on our passenger flights, as well as Smiles-related revenues. In the three months ended March 31, 2020 and 2021, 84.3% and 96.9% of our revenues derived from our domestic operations and 15.7% and 3.1% from our international operations, respectively. We recognize passenger revenue, including revenue from Smiles’ loyalty program, which relates to the redemption of miles for GOL flight tickets, either when transportation is provided or when it is probable that the tickets sold will not be used. We recognize cargo revenue when transportation is provided.

The following table sets forth our main operating performance indicators in the three months ended March 31, 2020 and 2021:

	Three months ended March 31,
	2020	2021
Operating Data:
Load factor	79.8%	79.9%
Break-even load factor	56.0%	97.5%
Aircraft utilization (block hours per day)	12.1	9.7
Passenger revenue yield per RPK (R$ cents)	29.57	25.33
PRASK (R$ cents)	23.60	20.24
RASK (R$ cents)	25.26	22.40
Number of departures	62,956	32,797
Average number of operating aircraft	114	77

Our revenues are net of the goods and services tax (Imposto sobre a Circulação de Mercadorias e Serviços), or ICMS, and federal social contribution taxes, including social integration program (Programa de Integração Social), or PIS, and social contribution for financing social security (Contribuição Social para o Financiamento da Seguridade Social), or COFINS. ICMS does not apply to passenger revenues. The rate of ICMS on cargo revenues varies by state from 0% to 20%. As a general rule, combined PIS and COFINS rates are 3.65% of passenger revenues and 9.25% of cargo revenues and Smiles revenues.

(22)

We have one of the largest e-commerce platforms in Brazil and, in the three months ended March 31, 2020 and 2021, we generated 86.5% and 87.6% of our revenues from ticket sales through our website, respectively.

ANAC and the aviation authorities of other countries in which we operate may influence our ability to generate revenues. In Brazil, ANAC approves the concession of flights, and consequently slots, entry of new companies, launch of new routes, increases in route frequencies and lease or acquisition of new aircraft. Our ability to grow and increase our revenues depends on approvals from ANAC for new routes, increased frequencies and additional aircraft.

Operating Costs and Expenses

We seek to lower our operating costs and expenses by operating a young and standardized fleet, including upgrading to Boeing 737-8 MAX aircraft, utilizing our aircraft efficiently and improving their productivity and using and encouraging low-cost ticket sales and distribution processes. The main components of our operating costs and expenses are aircraft fuel, maintenance, sales and marketing expenses and salaries, wages and benefits, including provisions for our share-based compensation plans.

Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because production, transportation and storage of fuel in Brazil depend on expensive and underdeveloped infrastructure, especially in the north and northeast regions of the country. In addition, taxes on jet fuel are high. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, varies significantly. The price per barrel as of March 31, 2020 was US$20.48, as compared to US$59.16 as of March 31, 2021. Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real against the U.S. dollar. Fuel costs represented 47.2% and 27.1% of our total operating costs and expenses in the three months ended March 31, 2020 and 2021, respectively. In order to mitigate the effects of increases in fuel prices, we enter into short- to medium-term hedging arrangements. Our pricing and yield management strategy are also important in hedging our exposure to fuel price fluctuations as we are able to pass a significant portion of these fluctuations onto customers in the long-term and recapture approximately two-thirds of fuel costs through our yield management.

Our maintenance, material and repair expenses comprise light (line) and scheduled heavy (structural) maintenance of our aircraft. We record line maintenance and repair expenses as incurred. We capitalize structural maintenance for leased aircraft and amortize over the life of the maintenance cycle. Since the average age of our operating fleet was 11.2 years for 119 Boeing 737-700/800 aircraft as of March 31, 2021, and most of the parts on our aircraft are under multi-year warranties, our aircraft require a low level of maintenance and we, therefore, incur low maintenance expenses. Our aircraft are covered by warranties that have an average term of 48 months for products and parts and 12 years for structural components. We use our Aircraft Maintenance Center for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We believe that we have an advantage compared to industry peers in maintenance, materials and repairs expenses due to our in-house maintenance and we believe this will remain an advantage in the foreseeable future.

Our passenger service expenses are directly related to our passengers, which include baggage handling, ramp services and expenses due to interrupted flights.

Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third-party reservation systems and agents, fees paid to credit card companies and advertising. Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We generate around 95% of our consolidated sales through our website and API systems, including internet sales through travel agents. For these reasons, we believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will continue in the foreseeable future. Additionally, we have one of the lowest costs related to fraud and chargeback ratios in the industry on our e-commerce platform.

Salaries, wages and benefits paid to our employees include annual cost of living adjustments and provisions made for our share-based compensation.

(23)

Aircraft, traffic and mileage servicing expenses include ground handling and the cost of airport facilities.

Depreciation and amortization expenses represent the use of assets acquired, internally developed or leased and accounted for as right-of-use, according to IFRS 16, as well as the capitalized maintenance of engines.

Other expenses comprise general and administrative expenses, purchased services, equipment rentals, passenger refreshments, communication costs, supplies, professional fees and gains or losses from early return of aircraft on finance leases.

Operating Segments

We have two operating segments:

•	flight transportation; and
•	loyalty program.

Our two segments have a number of transactions between each other, as the vast majority of miles redeemed under our loyalty program are exchanged for tickets in flights operated by GLA.

Following are certain accounting considerations under these transactions:

Net revenue: we eliminate a significant portion of the miles redeemed revenue when we consolidate GLA and Smiles, as they relate to tickets purchased by Smiles from GLA and we ultimately recognize revenue as passenger transportation in our flight transportation segment.

Costs: we eliminate a significant portion of redemption costs in the Smiles loyalty program segment when we consolidate GLA and Smiles as they relate to tickets purchased by Smiles from GLA that we ultimately record as flight transportation costs in our flight transportation segment.

Finance result: under the agreements between GLA and Smiles, Smiles makes certain advance ticket purchases at a financial discount, which we recognize as a financial expense in our flight transportation segment, and as financial income in our Smiles loyalty program segment, both of which are eliminated when we consolidate GLA and Smiles.

Brazilian Macroeconomic Environment

As we are a Brazilian airline with primary operations in the Brazilian domestic market, we are affected by Brazilian macroeconomic conditions. Brazilian economic growth is an important indicator in determining our growth and our results of operations.

Developments relating to the COVID-19 pandemic in 2020 and 2021 had a severe and adverse impact on the global economy and on the Brazilian macroeconomic environment, which resulted in steep depreciation of the real, increased unemployment rates and a contraction in the country’s GDP, and led to significantly reduced demand for air travel globally and in Brazil.

We are materially affected by currency fluctuations, especially in the U.S. dollar/real exchange rate. In the three months ended March 31, 2021, 40% of our operating costs and expenses were denominated in, or linked to, U.S. dollars and, as such, were subject to exchange rate variations. We believe that our foreign exchange and fuel hedging programs partially protect us against short-term swings in the U.S. dollar/real exchange rate and in related fuel prices. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Exchange rate instability may materially and adversely affect us” in our 2020 Annual Report.

Inflation also affects us and will likely continue to do so. In the three months ended March 31, 2021, 60% of our operating costs and expenses were denominated in reais, and many of our suppliers and service providers generally increase their prices to reflect Brazilian inflation rates.

The following table sets forth data for real GDP growth, inflation, interest rates, the U.S. dollar selling rate and crude oil prices as of and for the periods indicated:

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	As of March 31,
	2020	2021
Inflation (IGP-M)(1)	1.7%	8.3%
Inflation (IPCA)(2)	0.5%	2.1%
CDI rate	1.0%	0.5%
LIBOR rate(3)	1.5%	0.2%
Appreciation (depreciation) of the real vs. U.S. dollar	(29.0)%	(9.6)%
Period-end exchange rate—US$1.00	R$5.199	R$5.697
Average exchange rate—US$1.00(4)	R$5.483	R$4.466
Period-end West Texas intermediate crude (per barrel)	US$20.48	US$59.16
Period-end increase (decrease) in West Texas intermediate crude (per barrel)	(66.5)%	21.9%
Average period West Texas Intermediate crude (per barrel)	US$46.60	US$58.02
Average period increase (decrease) in West Texas Intermediate crude (per barrel)	14.9%	24.5%

_________________

Sources: Fundação Getulio Vargas, the Central Bank, IBGE and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getulio Vargas.
(2)	Inflation (IPCA) is a broad consumer price index measured by IBGE.
(3)	Three-month U.S. dollar LIBOR (London inter-bank offer rate) as of the last date of the period.
(4)	Represents the average of the U.S. dollar selling rate in each year.

Results of Operations

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

Demand in the Brazilian airline market, as measured by RPK, decreased by 49.5% in the three months ended March 31, 2021, as compared to the same period in 2020, due to the significantly reduced demand for air travel resulting from developments relating to the COVID-19 pandemic, while capacity in Brazil, as measured by ASK, decreased by 45.4%.

The following table sets forth domestic and international industry capacity and demand for the periods indicated:

Industry Capacity and Demand(1)	Three months ended March 31,
	2020	2021	Change %
Available Seat Kilometers – ASK (millions)	40,398.8	22,038.6	(45.4)%
Domestic	28,497.2	20,379.0	(28.5)%
International	11,901.6	1,659.6	(86.1)%
Revenue Passenger Kilometers – RPK (millions)	32,435.6	16,381.4	(49.5)%
Domestic	23,003.7	15,547.9	(32.4)%
International	9,431.9	833.4	(91.2)%
Load Factor	80.3%	74.3%	(6.0) p.p.
(25)

Industry Capacity and Demand(1)	Three months ended March 31,
	2020	2021	Change %
Domestic	80.7%	76.3%	(4.4) p.p.
International	79.2%	50.2%	(29.0) p.p.

_____________

Source: ANAC.

(1)	Considering only Brazilian companies.

In the three months ended March 31, 2021, our total capacity and total demand decreased 43.8%, as compared to the same period in 2020, resulting in a total load factor of 79.9% in the three months ended March 31, 2021, as compared to 79.8% in the same period in 2020. Our PRASK decreased 14.3% in the three months ended March 31, 2021, as compared to the same period in 2020, due to a combination of a 14.3% yield decrease and an increase of 0.1 percentage point in load factor.

In the three months ended March 31, 2021, our domestic capacity decreased 34.5%, as compared to the same period in 2020, while domestic demand decreased by 35.4% in the three months ended March 31, 2021, as compared to the same period in 2020, leading to a domestic load factor of 79.9%, which was 0.1 percentage points higher than in the same period in 2020.

The following table sets forth our domestic and international capacity and demand for the periods indicated:

GOL Capacity and Demand	Three months ended March 31,
	2020	2021	Change %
Available Seat Kilometers – ASK (millions)	12,462.5	6,999.1	(43.8)%
Domestic	10,682.5	6,999.1	(34.5)%
International	1,780.0	-	n.m.(*)
Revenue Passenger Kilometers – RPK (millions)	9,947.1	5,991.6	(43.8)%
Domestic	8,659.6	5,991.6	(35.4)%
International	1,287.6	-	n.m.(*)
Load Factor	79.8%	79.9%	0.1 p.p.
Domestic	81.1%	79.9%	(1.2) p.p.
International	72.3%	n.m.(*)	n.m.(*)

_____________

(*)	Not meaningful.

Source: ANAC.

Our results in the three months ended March 31, 2021 reflect the severe impact that developments relating to the COVID-19 pandemic had on the Brazilian economy, especially in the air travel industry, and on us. To mitigate the steep decline in our revenue, we took multiple measures to cut our operating costs and expenses, which limited our operating margin loss to 33.3% in the three months ended March 31, 2021, which is 65.9 percentage points lower than the same period in 2020. The following table sets forth certain data from our results of operations for the periods indicated:

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	Three months ended March 31,
	2020	2021
	(in millions of R$)
Net revenue
Passenger	2,941.3	1,416.3
Mileage program, cargo and other	206.4	151.3
Net revenue	3,147.7	1,567.6
Salaries, wages and benefits	(595.2)	(464.4)
Aircraft fuel	(1,001.1)	(566.1)
Landing fees	(201.7)	(114.1)
Aircraft, traffic and mileage servicing	(174.0)	(187.1)
Passenger service expenses	(176.0)	(108.0)
Sales and marketing	(118.0)	(66.4)
Maintenance, materials and repairs	(144.3)	(153.4)
Depreciation and amortization	(528.0)	(336.3)
Other income (expenses), net	816.2	(94.4)
Total operating costs and expenses	(2,122.3)	(2,090.1)
Income before financial income (expense), net and income taxes	1,025.4	(522.5)
Financial income	698.2	143.4
Financial expense	(998.5)	(568.5)
Income before exchange rate variation, net and income taxes	725.2	(947.6)
Exchange rate variation, net	2,943.4	(1,537.2)
Income (loss) before income taxes	(2,218.2)	(2,484.8)
Income taxes	(43.4)	(21.0)
Net income (loss)	(2,261.6)	(2,505.8)

Net Revenue

Net revenue decreased 50.2%, from R$3,147.7 million in the three months ended March 31, 2020 to R$1,567.6 million in the same period in 2021. On a unit basis, RASK decreased 11.3%, from R$25.26 cents in the three months ended March 31, 2020 to R$22.40 cents in the same period in 2021. This was due to the steep decrease in demand in the domestic and international air travel markets, as a result of developments relating to the COVID-19 pandemic.

The following table sets forth a breakdown of our net revenue for the periods indicated:

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	Three months ended March 31,
	2020	2021	Change %
	(in thousands of R$, except percentages)
Total net revenue	3,147,727	1,567,627	(50.2)%
Passenger	2,941,333	1,416,278	(51.8)%
Mileage program, cargo and other	206,394	151,349	(26.7)%

Operating Costs and Expenses

Operating costs and expenses decreased 1.5%, from R$2,122.3 million in the three months ended March 31, 2020 to R$2,090.1 million in the same period in 2021, mainly due to our initiatives to reduce costs and expenses, including reduction in consumption and average price per liter of fuel, suspension of non-essential investments, suspension of marketing and advertising expenses and a reduction in personnel expenses, which effects were substantially offset by the gain on sale leaseback transaction occurred in 2020.

The following table sets forth a breakdown of our operating costs and expenses for the periods indicated:

	Three months ended March 31,
	2020	2021	Change %
	(in thousands of R$, except percentages)
Salaries, wages and benefits	(595,223)	(464,432)	(22.0)%
Aircraft fuel	(1,001,138)	(566,128)	(43.5)%
Landing fees	(201,742)	(114,065)	(43.5)%
Aircraft, traffic and mileage servicing	(173,968)	(187,102)	7.5%
Passenger service expenses	(176,041)	(108,016)	(38.6)%
Sales and marketing	(118,012)	(66,361)	(43.8)%
Maintenance, materials and repairs	(144,321)	(153,366)	6.3%
Depreciation and amortization	(528,036)	(336,299)	(36.3)%
Other income (expenses), net	816,175	(94,362)	n.m.(*)
Total operating costs and expenses	(2,122,306)	(2,090,131)	(1.5)%

_____________

(*)	Not meaningful.

On a per unit basis, our CASK increased 75.4%, from R$17.03 cents in the three months ended March 31, 2020 to R$29.86 cents in the same period in 2021; and our CASK ex-fuel increased 142.0%, from R$9.00 cents in the three months ended March 31, 2020 to R$21.78 cents in the same period in 2021. These increases were a result of the effects of developments relating to the COVID-19 pandemic on the demand for air travel and high fixed costs in the airline industry, which effects were partially offset by our 19.7% reduction in aircraft use in the three months ended March 31, 2021, as compared to the same period in 2020.

The following table sets forth certain of our CASK components for the periods indicated:

	Three months ended March 31,
Operating Costs and Expenses per Available Seat Kilometer	2020	2021	Change %
	(in cents of reais, except percentages)
Salaries, wages and benefits	4.78	6.64	38.9%
(28)

	Three months ended March 31,
Operating Costs and Expenses per Available Seat Kilometer	2020	2021	Change %
	(in cents of reais, except percentages)
Aircraft fuel	8.03	8.09	0.7%
Landing fees	1.62	1.63	0.7%
Aircraft, traffic and mileage servicing	1.40	2.67	91.5%
Passenger service expenses	1.41	1.54	9.3%
Sales and marketing	0.95	0.95	0.1%
Maintenance, materials and repairs	1.16	2.19	89.2%
Depreciation and amortization	4.03	4.80	19.3%
Other income (expenses), net	(6.34)	1.35	n.m.(*)
CASK	17.03	29.86	75.4%
CASK ex-fuel	9.00	21.78	142.0%
CASK ex-fuel, adjusted(1)	9.70	19.25	98.5%

_____________

(*)	Not meaningful.
(1)	Excluding non-recurring results, net (certain other expenses, principally related to MAX disruption net contingencies and additional costs incurred in restructuring aircraft redeliveries).

Salaries, wages and benefits decreased 22.0%, from R$595.2 million in the three months ended March 31, 2020 to R$464.4 million in the same period in 2021, mainly due to developments in Brazilian labor law in response to the COVID-19 pandemic, which permitted us to renegotiate labor contracts and reduce wages proportionately to reductions in work hours. Salaries per available seat kilometer increased 38.9% due to the decrease in available seat kilometers. We had 13,999 employees as of March 31, 2021, representing a 0.7% increase as compared to December 31, 2020.

Aircraft fuel expenses decreased 43.5%, from R$1,001.1 million in the three months ended March 31, 2020 to R$566.1 million in the same period in 2021, mainly due to 47.1% decrease in fuel consumption, partially offset by the 0.7% increase in QAV price per liter, as compared to the same period in 2020. Aircraft fuel expenses per available seat kilometer are stable in comparison with the same period in 2020.

Landing fees decreased 43.5%, from R$201.7 million in the three months ended March 31, 2020 to R$114.1 million in the same period in 2021, mainly due to reduced operations. Landing fees per available seat kilometer are stable in comparison with the same period in 2020.

Aircraft, traffic and mileage servicing expenses increased 7.5%, from R$174.0 million in the three months ended March 31, 2020 to R$187.1 million in the same period in 2021, mainly due to investments in technology, and assistance and consulting services related to our SMILES take-in. Aircraft, traffic and mileage servicing expenses per available seat kilometer increased 91.5% due to the decrease in available seat kilometers.

Passenger service expenses decreased 38.6%, from R$176.0 million in the three months ended March 31, 2020 to R$108.0 million in the same period in 2021, mainly due to reduced operations, which effects were partially offset by an increase in expenses for ticket reimbursements, accommodations and daily expenses due to weather conditions and the reconfiguration of our flight network. Passenger service expenses per available seat kilometer increased 9.3% due to the decrease in available seat kilometers.

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Sales and marketing expenses decreased 43.8%, from R$118.0 million in the three months ended March 31, 2020 to R$66.4 million in the same period in 2021, due to reduced marketing campaigns and other costs reduction initiatives. Sales and marketing expenses per available seat kilometer are stable in comparison with the same period in 2020.

Maintenance, materials and repairs expenses increased 6.3%, from R$144.3 million in the three months ended March 31, 2020 to R$153.4 million in the same period in 2021, mainly due to provisions for aircraft redelivery in 2021 and the appreciation of the U.S. dollar against the real. Maintenance, materials and repairs expenses per available seat kilometer increased 89.2% due to the decrease in available seat kilometers.

Depreciation and amortization expenses decreased 36.3%, from R$528.0 million in the three months ended March 31, 2020 to R$336.3 million in the same period in 2021, mainly due to the increase in the average useful life of our aircraft and engines as a result of an increase in the average term of our lease agreements. Depreciation and amortization expenses per available seat kilometer increased 19.3% due to the decrease in available seat kilometers.

Other income (expenses), net changed from an income of R$816.2 million in the three months ended March 31, 2020 to an expense of R$94.4 million in the same period in 2021, mainly due to income from sale and leaseback transactions of 11 aircraft and the reimbursement of expenses incurred due to the grounding of seven Boeing 737-MAX aircraft in 2020. Other income (expenses), net per available seat kilometer changed from an income of R$6.34 cents to an expense of R$1.35 cents.

Net Financial Expense

In the three months ended March 31, 2020, we had a net financial expense of R$3,243.6 million, as compared to a net financial expense of R$1,962.3 million in the same period in 2021, as set forth in the following table:

	Three months ended March 31,
	2020	2021	Change %
	(in thousands of R$, except percentages)
Interest on loans and financing and other liabilities	(206,556)	(212,545)	2.9%
Interest on lease operations	(138,389)	(227,323)	64.3%
Exchange rate variation, net	(2,943,404)	(1,537,240)	(47.8)%
Derivative results, net	(354,528)	2,378	n.m.(*)
Income from short-term investments	119,479	6,912	(94.2)%
Results from exchangeable senior notes and capped calls(1)	426,857	72,489	(83.0)%
Other financial expenses, net(2)	(147,073)	(66,989)	(54.5)%
Net financial expense	(3,243,614)	(1,962,318)	(39.5)%

_____________

(*)	Not meaningful.
(1)	Comprises unrealized gains and conversion rights from the exchangeable senior notes and losses on the related capped call transactions.
(2)	Comprises monetary variations, including inflation indexation, interest income, banking charges and fees, taxes on financial income and others.

Interest expenses on our short and long-term indebtedness increased 2.9% from R$206.6 million in the three months ended March 31, 2020 to R$212.5 million in the same period in 2021, mainly due to an increase of approximately R$883.1 million in loans and financing in the three months ended March 31, 2021, as compared to the same period in 2020, the appreciation of the U.S. dollar against the real, and the increase in the average annual interest rate from 5.3% to 6.1%. As of March 31, 2020, we had R$9,523.7 million in loans and financing outstanding and, as of March 31, 2021, we had R$10,406.8 million in loans and financing outstanding.

Interest expenses on lease operations increased 64.3%, from R$138.4 million in the three months ended March 31, 2020 to R$227.3 million in the same period in 2021, mainly due to sale and leaseback transactions of 11 aircraft, an increase in the average annual interest rate of right-of-use leases from 8.5% to 12.1% and the appreciation of the U.S. dollar against the real. As of March 31, 2020, we had R$7,418.7 million in lease liabilities outstanding and, as of March 31, 2021, we had R$8,576.5 million in lease liabilities outstanding.

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Exchange rate variation expense decreased 47.8% from R$2,943.4 million in the three months ended March 31, 2020 to R$1,537.2 million in the same period in 2021, mainly due to the appreciation of the U.S. dollar against the real of 29.0% in the three-month period ended in March 31, 2020 compared to 9.6% in the same period in 2021.

In the three months ended March 31, 2020, we recorded a derivatives loss of R$354.5 million, as compared to a derivatives gain of R$2.4 million in the same period in 2021, mainly due to our operations of fuel price hedging.

Other financial expenses, net decreased from R$147.1 million in the three months ended March 31, 2020 to R$67.0 million in the same period in 2021, mainly due to a reduction of inflation indexation and a decrease in banking charges and fees, as well as taxes on financial income in proportion to the decrease in income from short-term investments.

Income Taxes

Income tax expense was R$43.4 million in the three months ended March 31, 2020, as compared to R$21.0 million in the same period in 2021, mainly due to a decrease in Smiles’ deferred income tax and social contribution and deferred tax assets of temporary differences related to provisions.

Net Income (Loss)

As a result of the foregoing, we had a net loss of R$2,261.6 million in the three months ended March 31, 2020, as compared to net loss of R$2,505.8 million in the same period in 2021.

Segment Results of Operations

We have two operating segments:

•	Flight transportation; and
•	Smiles loyalty program.

For more information on our segments, see note 30 to our unaudited interim condensed consolidated financial statements.

Flight Transportation Segment Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

Operating Revenue

Passenger revenue decreased 53.6%, from R$2,877.7 million in the three months ended March 31, 2020 to R$1,335.2 million in the same period in 2021, mainly due to a decrease in demand and yields.

Cargo and other revenue decreased 29.8%, from R$118.4 million in the three months ended March 31, 2020 to R$83.1 million in the same period in 2021, mainly due to a decrease in the volume of cargo transported, which effects were partially offset by readjustment in the prices of certain products and cargo.

Operating Costs and Expenses

Operating costs and expenses decreased 2.5%, from R$2,070.5 million in the three months ended March 31, 2020 to R$2,018.9 million in the same period in 2021, mainly due to our implementation of cost reduction initiatives in light of our reduced operations.

Net Financial Expense

Net financial expense decreased 39.2%, from a net financial expense of R$3,253.6 million in the three months ended March 31, 2020 to a net financial expense of R$1,979.7 million in the same period in 2021, mainly due to a decrease in foreign exchange rate loss of R$1,403.6 million in the three months ended March 31, 2021.

Income Taxes

Income tax expense was R$3.9 million in the three months ended March 31, 2020 and an income of R$14.1 million in the same period in 2021, mainly due to the recognition of deferred income tax and social contribution on temporary differences in the three months ended March 31, 2021.

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Net Loss

As a result of the foregoing, our flight transportation segment had a net loss of R$2,288.3 million in the three months ended March 31, 2020, as compared to a net loss of R$2,528.4 million in the same period in 2021.

Smiles Loyalty Program Segment Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

Operating Revenue

Smiles’ operating revenue mainly derives from redemptions, which are recognized when customers exchange their miles for flight tickets, goods or services from Smiles’ airline and commercial partners. Operating revenue also includes breakage and miles that expired without being used.

The following table sets forth Smiles’ operating revenue for the periods indicated:

	Three months ended March 31,
	2020	2021	Change %
	(in thousands of R$, except percentages)
Miles redemption revenue	96,467	99,702	3.4%
Breakage revenue	84,006	61,119	(27.2)%
Other revenue	7,788	5,718	(26.6)%
Taxes on revenue	(16,930)	(15,422)	(8.9)%
Total operating revenue	171,331	151,117	(11.8)%

Miles redemption revenue increased 3.4%, from R$96.5 million in the three months ended March 31, 2020 to R$99.7 million in the same period in 2021, due to an increase in direct redemption margin, which effects were partially offset by a decrease in the number of miles redeemed.

Breakage revenue, derived from the expected expiration of miles and miles expired, decreased 27.2% from R$84.0 million in the three months ended March 31, 2020 to R$61.1 million in the same period in 2021, mainly due to a decrease in miles earned.

Other revenue, comprised mainly of cancellation fees, fees related to co-branded credit cards and management fees from Smiles’ loyalty program, decreased 26.6%, from R$7.8 million in the three months ended March 31, 2020 to R$5.7 million in the same period in 2021.

Operating Costs and Expenses

Operating costs and expenses decreased 0.6%, from R$92.8 million in the three months ended March 31, 2020 to R$92.3 million in the same period in 2021, mainly due to an increase in technology services related to Smiles’ operations, which effects were partially offset by a decrease in sales and marketing expenses.

	Three months ended March 31,
	2020	2021	Change %
	(in thousands of R$, except percentages)
Operating costs and expenses	(92,817)	(92,257)	0.6%
Salaries, wages and benefits	(23,454)	(21,136)	9.9%
Mileage servicing	(43,187)	(46,050)	6.6%
(32)

	Three months ended March 31,
	2020	2021	Change %
	(in thousands of R$, except percentages)
Sales and marketing	(19,710)	(16,347)	(17.1)%
Depreciation and amortization	(7,497)	(8,313)	10.9%
Other costs and expenses, net	1,031	(411)	n.m.(*)

_____________

(*)	Not meaningful.

Net Financial Income

Smiles’ net financial income increased 74.5%, from R$10.0 million in the three months ended March 31, 2020 to R$17.4 million in the same period in 2021, mainly due to a decrease in the base annual interest rate in period ended in March 31, 2020, resulting in a loss in investment funds in the period.

	three months ended March 31,
	2020	2021	Change %
	(in thousands of R$, except percentages)
Financial income, net	9,967	17,395	74.5%
Financial income	22,591	19,873	(12.0)%
Financial expenses	(9,852)	(328)	(96.7)%
Exchange rate variation, net	(2,772)	(2,150)	(22.4)%

Income Taxes

Income tax expense was R$32.2 million in the three months ended March 31, 2020 and R$28.5 million in the same period in 2021, mainly due to a decrease in deferred income tax and social contribution.

Net Income

As a result of the foregoing, our Smiles loyalty program segment had a net income of R$47.7 million in the three months ended March 31, 2021, as compared to a net income of R$56.3 million in the same period in 2020, representing a decrease of 15.2%, or R$8.5 million.

Liquidity and Capital Resources

Cash Flows

Operating Activities. We had net cash flows from operating activities of R$1,090.6 million in the three months ended March 31, 2020, as compared to R$4.6 million in the same period in 2021, primarily due to reduced operations as a result of developments relating to the COVID-19 pandemic.

Investing Activities. We had net cash flows used in investing activities of R$1,389.3 million in the three months ended March 31, 2020, as compared to R$20.6 million in the same period in 2021, mainly due to cash outflows from restricted cash of R$839.6 million in the three months ended March 31, 2020, as compared to cash inflows of R$31.7 million in the three months ended March 31, 2021, and an increase in Smiles’ financial investments of R$241.8 million as compared to a decrease of R$95.7 million in the three months ended March 31, 2021.

Financing Activities. We had net cash flows used in financing activities of R$856.0 million in the three months ended March 31, 2020, as compared to R$264.3 million in the same period in 2021, mainly due to a decrease of

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R$378.0 million in payments on our loans and financing and a decrease of R$293.2 million in lease payments, which effects were partially offset by a decrease of R$49.2 million in cash inflows from new financings net of funding costs, and R$21.8 million in derivatives cash outflows in the three months period ended March 31, 2020.

Liquidity

In managing our liquidity, we take into account our cash and cash equivalents, short-term investments and long-term restricted cash, as well as our accounts receivable balance. Our accounts receivable balance is affected by the payment terms of our credit card receivables, which can be readily converted into cash through factoring transactions. Our customers can purchase seats on our flights using a credit card and pay in installments, typically creating a one or two month lag between the time that we pay our suppliers and expenses and the time that we receive payment for our ticket sales. When necessary, we obtain working capital loans, which can be secured by our receivables, to finance the sale-to-cash collection cycle.

Our Total Liquidity, which we calculate as the sum of our cash and cash equivalents, current and noncurrent restricted cash, short-term investments and trade receivables, as of March 31, 2021, was R$1,797.7 million, including R$1.0 billion in liquidity held by Smiles.

The following table sets forth certain key liquidity data as of the dates indicated:

	As of December 31, 2020	As of March 31, 2021
	(in millions of R$)
Real denominated	1,965.0	1,648.9
Cash and cash equivalents, short-term investments and short and long-term restricted cash	1,345.5	1,167.3
Trade receivables	619.5	481.6
Foreign exchange denominated	611.4	148.8
Cash and cash equivalents and short-term investments	491.3	87.6
Trade receivables	120.2	61.2
Total	2,576.5	1,797.7

As of March 31, 2021, our cash and cash equivalents, short-term investments and restricted cash totaled R$1,254.9 million, comprising R$404.7 million in cash and cash equivalents, R$535.5 million in short-term investments and R$314.6 million in restricted cash.

As of March 31, 2021, we had negative working capital of R$8.4 billion, due to developments related to the COVID-19 pandemic and government measures to address it. We have, since the beginning of the global pandemic, and in response to this scenario, successfully taken a number of measures to protect our liquidity and cash position, including adjusting our flight network, rolling over and deferring short-term obligations, deferring debt and certain lease obligations, significantly reducing fixed and variable costs, and, on the asset side of the working capital equation, extracted cash from a number of our assets, the latter having decreased our current assets during the course of 2020. We will continue to take measures with our suppliers and counterparties, all of which have been highly cooperative with our efforts, in order to maintain our costs low and to preserve our liquidity.

Indebtedness

The following table sets forth our total indebtedness as of the dates indicated:

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	As of December 31, 2020	As of March 31, 2021
	(in millions of R$)
Loans and financing	9,171.3	9,511.9
Perpetual notes	805.7	894.9
Lease liabilities	7,584.2	8,576.5
Total indebtedness	17,561.2	18,983.3

Loans and Financing

The following tables set forth our short-term and long-term indebtedness by type of financing as of the dates indicated:

	As of December 31, 2020	As of March 31, 2021
Short-term indebtedness (including short-term portion of long-term indebtedness)	(in millions of R$)
Local currency	680.5	782.0
Debentures(1)	440.9	586.3
Working capital lines of credit(2)	239.6	195.7
Foreign currency (U.S. dollars)	1,672.7	1,522.1
Import financing(3)	783.7	700.5
Secured funding(4)	484.1	429.9
Engine facility(5)	217.6	244.1
Exchangeable senior notes(6)	38.0	18.9
Senior notes(7)	98.5	42.5
Senior secured notes(8)	1.8	24.8
Finance guaranteed by engines(9)	32.6	43.2
Perpetual notes(10)	16.5	18.1
Total short-term indebtedness	2,353.3	2,304.0
Long-term indebtedness
Local currency	163.4	15.1
Debentures(1)	146.2	-
Working capital lines of credit(2)	17.3	15.1
Foreign currency (U.S. dollars)	7,460.2	8,087.7
Engine facility(5)	247.0	250.8
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	As of December 31, 2020	As of March 31, 2021
Short-term indebtedness (including short-term portion of long-term indebtedness)	(in millions of R$)
Exchangeable senior notes(6)	1,896.9	1,986.7
Senior notes(7)	3,340.3	3,668.0
Senior secured notes(8)	953.8	1,057.9
Finance guaranteed by engines(9)	233.1	247.3
Perpetual notes(10)	789.2	876.8
Total long-term indebtedness	7,623.7	8,102.8
Total indebtedness	9,977.0	10,406.8

_____________

(1)	Issuance of 88,750 debentures by GLA on October 22, 2018 for early settlement of the Debentures VI.
(2)	Credit lines in reais raised with private banks.
(3)	Credit line of import financing for our purchase of spare parts and aircraft equipment.
(4)	In August 2020, we refinanced US$250.0 million to repay in full our US$300.0 million term loan upon maturity by means of a secured loan facility with a term of 16 months, maturing in December 2021, at 9.5% interest per annum with monthly amortization payments. This loan facility was secured by Smiles shares, as well as certain other collateral.
(5)	Credit lines in U.S. dollars raised with private banks.
(6)	Issuance of exchangeable senior notes in March, April and July 2019 in an aggregate principal amount of US$425.0 million.
(7)	The balance amount as of December 31, 2020 comprises 7.000% senior notes due 2025. For a detailed break-down, see note 17 to our unaudited interim condensed consolidated financial statements.
(8)	Issuance of 8.00% senior secured notes due 2026 in December 2020 in an aggregate principal amount of US$200.0 million.
(9)	Loans entered into in June 2018 in which five engines are granted as collateral. The interest rates negotiated were from LIBOR 6m+2.35% per annum to LIBOR 6m+4.25% per annum.
(10)	Issuance of perpetual notes by GOL Finance in April 2006 to finance aircraft purchases and repayments of loans.

The following table sets forth the maturities and interest rates of our indebtedness as of March 31, 2021:

	Maturity	Interest per annum	Currency
Debentures	March 2022	120.00% of CDI CDI + 5.40% CDI + 3.50%	Real
Working capital – lines of credit	October 2025	9.06%	Real
Import financing	July 2021	5.04%	U.S. dollar
Secured funding	June 2021	9.50%	U.S. dollar
Finance guaranteed by engines	December 2022	0.84%	U.S. dollar
Exchangeable senior notes 2024	July 2024	3.75%	U.S. dollar
Engine facility	September 2024	2.49%	U.S. dollar
Senior notes 2025	January 2025	7.00%	U.S. dollar
Senior secured notes 2026	June 2026	8.00%	U.S. dollar
Loan facility	March 2028	4.73%	U.S. dollar
Perpetual notes	-	8.75%	U.S. dollar
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The following table sets forth our payment schedule, in nominal amounts, as of March 31, 2021, in millions of reais, for our short-term and long-term loans and financing:

	2021	2022	2023	2024	2025	Thereafter	Without maturity	Total
Real denominated
Debentures	586.3	-	-	-	-	-	-	586.3
Working capital line of credit	195.7	5.7	4.8	2.5	2.1	-	-	210.8
U.S. dollar denominated
Import financing	700.5	-	-	-	-	-	-	700.5
Secured funding	429.9	-	-	-	-	-	-	429.9
Finance guaranteed by engines	212.8	41.1	-	-	-	-	-	253.9
Exchangeable senior notes 2024	18.9	-	-	1,986.8	-	-	-	2,005.7
Engine facility	31.3	19	25.3	165.5	-	-	-	241.1
Senior notes 2025	42.5	-	-	-	3,668.0	-	-	3,710.5
Senior secured notes 2026	24.8	-	-	-	-	1,057.9	-	1,082.7
Loan facility	43.2	25.7	35.2	36.4	37.7	112.3	-	290.5
Perpetual notes	18.1	-	-	-	-	-	876.8	894.9
Total	2,304.0	91.5	65.3	2,191.2	3,707.8	1,170.2	876.8	10,406.8

Our total short-term indebtedness, as of March 31, 2021, was of R$2,304.0 million, comprising interest accrued in perpetual notes of R$18.1 million and loans and financing of R$2,285.9 million. Our total long-term indebtedness was of R$8,102.8 million, comprising R$876.8 million in perpetual notes and R$7,226.0 million in loans and financing.

Secured Funding

In August 2020, we refinanced US$250.0 million with Delta Airlines to repay in full our US$300.0 million term loan upon maturity by means of a secured loan facility with a term of 16 months, maturing in December 2021, at 9.5% interest per annum with monthly amortization payments. This loan facility was secured by Smiles shares, as well as certain other collateral. As of March 31, 2021, we had paid US$18.8 million (R$103.2 million).

Leases

The following table sets forth our short-term and long-term lease as of December 31, 2020 and March 31, 2021:

	As of December 31, 2020	As of March 31, 2021
Short-term lease	(in millions of R$)
Local currency	32.5	33.2
Right of use leases without purchase option	32.5	33.2
Foreign currency (U.S. dollars)	1,284.5	1,899.9
Short-term lease and variable payments	16.3	26.6
Right of use leases without purchase option	1,268.2	1,873.3
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	As of December 31, 2020	As of March 31, 2021
Short-term lease	(in millions of R$)
Total short-term indebtedness	1,317.0	1,933.2
Long-term lease
Local currency	15.0	12.8
Right of use leases without purchase option	15.0	12.8
Foreign currency (U.S. dollars)	6,252.2	6,630.6
Right of use leases without purchase option	6,252.2	6,630.6
Total long-term lease	6,267.2	6,643.4
Total lease	7,584.2	8,576.5

As of March 31, 2021, our total short-term lease was R$1,933.2 million and our total long-term lease was R$6,643.4 million.

For more information on our lease balances, see note 18 to our unaudited interim condensed consolidated financial statements.

Covenant Compliance

Our long-term financings (excluding our perpetual notes and finance leases) are subject to restrictive covenants, and our term loan and Debentures VII have restrictions that require us to comply with specific liquidity and interest expense coverage ratios. As of March 31, 2021, we were either in compliance with our covenants or have obtained waivers for any covenant non-compliance. For further information on our covenant compliance and waivers, see note 18.3 to our annual consolidated financial statements.

Capital Resources

We typically finance our aircraft through leases. Although we expect that lease financings will be available for our future aircraft deliveries, we cannot assure you that we will be able to secure financings on terms attractive to us, if at all. To the extent we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to continue to require working capital investment due to the use of credit card installment payments by our customers. While our capital resources depend on market conditions that are subject to risks beyond our control, our goal is to meet our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by short-term credit lines.

As of March 31, 2021, we had 95 firm Boeing 737 MAX aircraft orders representing commitments of R$26,857.7 million (US$4,714.1 million) for deliveries through 2028.

We expect to meet our pre-delivery deposits by using long-term loans from private financial institutions guaranteed by first tier financial institutions and capital markets financing, including long-term and perpetual notes as well as sale-leaseback transactions.

For information regarding our negative working capital, see note 1.2 to our unaudited interim condensed consolidated financial statements and “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—Our financial statements as of and for the years ended December 31, 2019 and 2020 contain a going concern emphasis, due to the significant drop in demand for air travel as a result of the effects of developments relating to the COVID-19 pandemic, and specifically the actions taken by the Brazilian government to

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address it, which are largely out of our control, and our resulting negative working capital” in our 2020 Annual Report.

We meet our payment obligations relating to aircraft acquisitions with our own funds, short and long-term indebtedness, cash provided by our operating activities, short- and medium-term lines of credit and supplier financing.

Equity

As of March 31, 2021, we had total equity representing a deficit of R$16,407.9 million.

Recent Developments and Trends

As a result of developments relating to the recent global pandemic and government measures to address it, including severe travel restrictions and reduced demand for air travel, we reduced our operations to an essential service in April 2020. Demand for flights began growing since the third week of May 2020 and data showed an increase in demand for both business and leisure air travel. As a result, we began gradually adding flights to our network and this gradual upward trend continued through 2020 and into January 2021. In February and March 2021, demand has decreased, due to a “second wave” of COVID-19, resulting in an increase in cases and hospitalizations in Brazil, combined with customers awaiting vaccination and the beginning of the low travel season in Brazil.  We believe the rollout of Brazil’s national immunization program will positively affect demand and operations, as we have seen in North America and Europe.

In January 2021, our capacity increased to an average of 489 daily flights, we operated approximately 628 daily flights on peak days, serving customers who flew during the summer vacation in Brazil, and we reached a new record of passengers transported since the beginning of the pandemic with more than 93,000 customers served in a single day. Our January 2021  capacity represented approximately 70% of capacity compared to 2019, before the beginning of the COVID-19 pandemic.

However, in the second half of January 2021, the case counts and number of hospitalizations started increasing due to the emergence of the second wave of COVID-19 in Brazil, and the government started implementing temporary restrictions on mobility at levels which had not been seen since the second quarter of 2020. We experienced  an 18% and 28% reduction in the level of sales in January and February 2021, respectively, compared to the respective prior month. As a result, we took advantage of our flexible operating model and adjusted our network in response to the lower demand. In February 2021, we adjusted our capacity to 355 daily flights, representing a 28% reduction compared to January 2021 and a 48% reduction compared to February 2020, and operated approximately 469 daily flights on peak days.

In March 2021, we adjusted our capacity to an average of 245 daily flights, which represented a 31% decrease as compared to February 2021. We operated up to 381 daily flights on peak days. We adapted our fleet to operate 63 aircraft in order to control capacity and costs during this period of lower demand, which reflects our focus on maintaining sustainable operations by continuous matching of seat supply to air travel demand.

The month of April has historically been one of the lowest demand periods due to seasonality.  Due to the acceleration of the national vaccination program in Brazil, April 2021 showed an inflection point of the second wave of the global pandemic in Brazil in terms of case counts and level of hospitalizations, and government restricions on mobility decreased, reversing the trends that began in the second half of January 2021.  In the last week of April 2021, average sales per day were approximately R$12.0 million, a 50% increase when compared to the last week of March 2021, and the same level of the average daily sales as in August 2020.  At the end of April 2021, we were operating approximately 200 daily flights with 47 aircraft, which is four times greater than our “essential network” operations in April 2020.

As part of our flexible fleet strategy, we plan to return five aircraft in the second quarter of 2021. In the 12 months ended March 31, 2021, we reduced our fleet by 17 aircraft and reduced our 737 MAX deliveries scheduled for 2021-2022 by 33 aircraft.

In order to help speed up Brazil’s national immunization program, we have made available a portion of our cargo space and passenger seats to transport COVID-19 vaccines and health workers.

The rate at which our operations resume and the impact on our revenue depend on developments relating to the COVID-19 pandemic, government measures to address it and the rate of Brazil’s economic recovery – all of which

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remain highly uncertain as of the date of this prospectus, but we believe we have the best flexibility and fleet model to respond to any demand trends.

The unaudited interim condensed consolidated financial statements incorporated by reference into this prospectus have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. As such, the unaudited interim condensed consolidated financial statements do not include any adjustments that might result from an inability to continue as a going concern. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.

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USE OF PROCEEDS

We intend to use the net proceeds from this offering for supporting (i) the acceleration of our transition from 737 NG to 737 Max aircraft, (ii) refinancing of outstanding indebtedness, (iii) access to additional growth opportunities- and medium-term goals. We may have significant discretion in our use of the net proceeds from any sale by us of preferred shares represented by American Depositary Shares. We will not receive any of the proceeds from the sale of the American Depositary Shares by the selling securityholders under this prospectus.

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DILUTION

Existing holders of preferred shares and ADSs who do not exercise their preferred share and ADS rights, respectively, in this rights offering will have their ownership interests diluted such that a holder of preferred shares or ADSs who held one percent of our capital stock before this rights offering will be reduced to holding 0.9440% after the issuance of new preferred shares, including preferred shares underlying ADSs, in this rights offering.

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CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2021 (i) on an actual basis, and (ii) as adjusted to give effect to the gross proceeds from the capital increase, assuming the maximum aggregate subscription amount of R$511.8 million is reached in the capital increase, through the issuance of 171,136,140 common shares and 16,268,441 preferred shares, including preferred shares represented by ADSs, upon exercise of rights in this rights offering.

This table is derived from and should be read together with the sections entitled “Presentation of Financial and Other Information” and “Summary Financial And Other Information” elsewhere in this prospectus, as well as “Item 3.A. Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects” in our 2020 Annual Report, which is qualified in its entirety by reference to our audited consolidated financial statements and our unaudited interim consolidated financial statements.

	As of March 31, 2021
	Actual		As adjusted(2)
	(in millions of US$)(1)	(in millions of R$)	(in millions of US$)(1	(in millions of R$)
Debt
Short-term debt	404.4	2,304.0	404.4	2,304.0
Long-term debt	1,422.3	8,102.8	1,422.3	8,102.8
Total debt(3)	1,826.70	10,406.80	1,826.70	10,406.80

Shareholders’ Equity
Share Capital	579.1	3,009.40	677.5	3,521.20
Shares to Issue	0.2	1.2	0.2	1.2
Treasury Shares	(12.0)	(62.2)	(12.0)	(62.2)
Capital Reserves	40.9	212.3	40.9	212.3
Equity Valuation Adjustments	(92.5)	(480.6)	(92.5)	(480.6)
Accumulated Losses	(3,754.80)	(19.513.8)	(3,754.8)	(19,513.8)
Total deficit	81.9	425.8	81.9	425.8
Total capitalization(4)	(3,157.2)	(16,407.9)	(3,058.7)	(15,896.1)

_____________

(1)	Translated for convenience using the U.S. dollar selling rate as reported by the Central Bank of R$5.197 to US$1.00 as of March 31, 2021.
(2)	As adjusted to give effect to the gross proceeds from the capital increase, assuming the maximum aggregate subscription amount of R$511.8 million is reached in the capital increase, through the issuance of 171,136,140 common shares and 16,268,441 preferred shares, including preferred shares represented by ADSs, upon exercise of rights in this rights offering.
(3)	Does not include proceeds from the US$200.0 million reopening of GOL Finance’s 8.00% senior secured notes due 2026.
(4)	Total capitalization is the sum of total debt and total deficit.

Except as set forth above, there has been no material adverse change to our capitalization since March 31, 2021.

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THE RIGHTS OFFERING

General Information

On April 28, 2021, our board of directors approved a capital increase through the issuance of up to 171,136,140 common shares and 16,268,441 preferred shares at a subscription price of R$0.6911 per common share and R$24.19 per preferred share, with a minimum aggregate subscription amount of R$100.0 million and a maximum aggregate subscription amount R$511.8 million.

The Constantino Family, our controlling shareholder, has informed our board of directors of its intention to subscribe approximately R$270.0 million in shares in this offering, which is sufficient to reach the minimum aggregate subscription amount. Once the issuance of shares is completed, our controlling shareholders will immediately convert the common shares subscribed in the capital increase into preferred shares, in the ratio of 35 common shares to one preferred share, pursuant to our bylaws.

According to Brazilian law, the issuance of common and preferred shares triggers preemptive rights of our existing shareholders.  Although we are not obligated under the existing arrangements to extend the preemptive rights to U.S. holders of preferred shares and ADSs, we have voluntarily elected to register this rights offering with the Securities and Exchange Commission (SEC), in order to enable U.S. holders to participate in the rights offering.

We are offering up to 16,268,441 preferred shares, including preferred shares represented by ADSs, in this preemptive rights offering to holders of preferred shares and ADSs.

If you are a holder of ADSs on May 13, 2021, which is the ADS record date, you will receive ADS rights evidencing the right to subscribe for new ADSs. You will receive 0.059760 ADS rights for every ADS held on the ADS rights record date. One ADS right will entitle you to purchase one new ADS. The Bank of New York Mellon, the depositary for the ADSs, will act as ADS rights agent in respect of the ADS rights offered hereby. The ADS right agent will send to each record holder of ADSs on the record date a subscription card, together with this prospectus and a letter of instructions for exercising ADS rights.

If you are a holder of preferred shares at the close of B3’s trading session on May 4, 2021, which is the preferred share record date, you will receive preferred share rights evidencing the right to subscribe for new preferred shares. You will receive 0.059760 preferred share rights for every preferred share held on the preferred share record date. The preferred share rights will be transferable and may trade on the B3. One preferred share right will entitle you to purchase one new preferred share at a subscription price of R$24.19 per preferred share.

Preferred shareholders and ADS holders generally will be treated alike in the rights offering, except that:

•	The timing of certain actions and periods will differ for holders of ADS rights and for holders of preferred share rights. In particular, the record date is later for holders of ADS rights and last date for exercise and payment is earlier for holders of ADS rights;
•	Holders of preferred share rights must pay the subscription price in reais, whereas holders of ADS rights must pay a deposit amount in U.S. dollars under an arrangement with the ADS rights agent. The deposit amount is equal to the estimated ADS subscription price plus an allowance of 10% for potential fluctuations between the Brazilian real and the U.S. dollar, conversion expenses, the payment of ADS issuance fees of the depositary and financial transaction taxes in Brazil;
•	The ADS rights will not be transferable and the preferred shares rights are transferable; and
•	Holders of our preferred shares in Brazil will have the opportunity to condition their participation in the offering and the number of preferred shares to be subscribed to the maximum aggregate subscription being reached and (ii) indicate whether, in the event the amount of the capital increase is lower than the maximum aggregate subscription amount, the shareholder will receive (a) the amount of shares indicated in the subscription bulletin (boletim de subscrição) or (ii) an amount of shares equivalent to the pro rata between the total number of shares subscribed in the offering and the maximum aggregate subscription amount. This opportunity will not be granted to U.S. persons (as defined in Regulation S under the Securities Act), ADS holders or holders of our preferred shares in the United States.

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The procedures for exercising ADS rights and preferred share rights and information about the purchase and sale of such rights are summarized below.

Offering to ADS Holders

Summary Timetable

The summary timetable below lists some important dates relating to the ADS rights offering:

ADS record date — date for determining holders of ADSs receiving ADS rights:	May 13, 2021
Subscription card sent to ADS holders:	On or about May 14, 2021
ADS rights expiration date — end of period during which ADS rights holders can subscribe for new ADSs, 5:00 p.m. (New York City time):	June 1, 2021
Registrant deposits new preferred shares with the custodian:	On or about June 16, 2021
New ADSs expected to be delivered as soon as practicable after:	On or about June 17, 2021

The following is a summary of the important provisions of the rights agency agreement between us and the ADS rights agent pursuant to which you will receive the ADS rights. For a complete description of the ADS rights offering, you should read the rights agency agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Rights Offering to Holders of ADSs

If you hold ADSs on the ADS record date, you will receive ADS rights evidencing the right to subscribe for new ADSs. You will receive 0.059760 ADS right for every ADSs you hold on the ADS record date. One ADS right will entitle you to purchase one new ADS. You will only receive a whole number of ADS rights. Fractional ADS rights will not be issued, and fractional entitlements will be reduced to the next smaller whole number of ADS rights.

You may subscribe for all or a portion of the ADSs to which the ADS rights you receive entitle you, but you may only subscribe for a whole number of new ADSs. You will not receive any fractional new ADSs.

Subscription Card

The subscription card will state the number of ADS rights corresponding to the number of ADSs registered in the name of the holder to whom such subscription card is sent, with 0.059760 ADS rights being issued for every ADS held. The ADS rights agent will mail the subscription card, together with a letter of instructions and this prospectus on or about May 14, 2021 to all holders of record of ADSs.

ADS Record Date

The record date for determining the holders of ADSs entitled to ADS rights is May 13, 2021. Only holders of record of ADSs at the close of business (New York City time) on the ADS record date will be entitled to receive ADS rights.

ADS Rights Exercise Period

ADS rights may be exercised from May 14, 2021 until 5:00 pm (New York time) on June 1, 2021, which is the ADS rights expiration date. If you do not exercise your ADS rights within the ADS rights exercise period, your

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ADS rights will expire and you will have no further rights. If practical, the depositary will try to sell unexercised rights in Brazil and will distribute any net proceeds to the holders of ADSs that did not exercise their rights.

ADS Rights Agent

The Bank of New York Mellon, which is the depositary for the ADSs under our deposit agreement, is acting as the ADS rights agent to accept the exercise of the ADS rights for the subscription for the new ADSs offered hereby.

ADS Deposit Amount

To validly subscribe for new ADSs, ADS rights holders will need to deposit with the ADS rights agent US$9.88 per ADS subscribed for or requested, which is equal to two times the preferred share subscription price of R$24.19 for each new ADS subscribed for, converted into U.S. dollars at the Central Bank buying rate of R$5.3866 per US$1.00 on May 5, 2021, plus 10% of such amount to cover (1) currency rate fluctuations to the date on which the ADS rights agent converts currency in connection with the exercise by the Brazilian custodian of the preferred share rights underlying the ADS rights, (2) the ADS depositary’s issuance fee of US$0.05 per new ADS, and (3) any other applicable fees, expenses or taxes.

In connection with each exchange rate conversion and subscription payment in Brazil, the ADS rights agent will deduct from the deposit amount paid by each subscribing holder the amount of ADS issuance fees payable to the depositary in respect of new ADSs being subscribed, currency conversion expenses and the amount of financial transaction taxes payable to the Brazilian government. The ADS issuance fees are US$0.05 per new ADS purchased in this offering.

You will bear the risk of all exchange rate fluctuations relating to the exercise of ADS rights. The ADS rights agent may convert currency itself or through any of its affiliates, or the ADS rights agent’s custodian may convert currency and pay U.S. dollars to the ADS rights agent. Where the ADS rights agent converts currency itself or through any of its affiliates, the ADS rights agent acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the ADS rights agent agreement and the rate that the ADS rights agent or its affiliate receives when buying or selling foreign currency for its own account. The ADS rights agent makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the ADS rights agent agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the ADS rights agent’s obligations under the ADS rights agent agreement to act without gross negligence or willful misconduct. The methodology used to determine exchange rates used in currency conversions made by the ADS rights agent is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the ADS rights agent makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate.

If the deposit amount is greater than the actual ADS subscription price plus conversion expenses, ADS issuance fees and financial transaction taxes for ADSs you are subscribing for or are allocated, the ADS rights agent will refund you the excess without interest.

If the deposit amount is insufficient to cover the actual ADS subscription price in reais plus conversion expenses, ADS issuance fees and financial transaction taxes for ADSs you are subscribing for, you will have to pay the deficiency to the ADS rights agent. If you do not pay the deficiency, the ADS rights agent may reduce the amount of new ADSs subscribed or sell a portion of your new ADSs to cover the deficiency. The ADS rights agent would then send you new ADSs and a check in the amount of any excess proceeds from the sale, net of ADS issuance fees, conversion expenses, financial transaction taxes and sales commissions. See “Item E. Taxation – Material Brazilian Tax Considerations – Tax on Foreign Exchange Transactions” and “Taxation – Material Brazilian Tax Considerations – Tax on Transactions Involving Bonds and Securities” in our 2020 Annual Report for more information regarding financial transaction taxes for ADSs.

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Procedure for exercising ADS rights

The exercise of ADS rights is irrevocable and may not be canceled or modified. You may exercise your ADS rights as follows:

Subscription by DTC Participants. If you hold ADS rights as a participant in The Depository Trust Company (DTC), you can exercise your ADS rights by delivering completed subscription instructions for new ADSs through DTC’s automated system and instructing DTC to charge your applicable DTC account for the deposit amount for the new ADSs and to deliver such amount to the ADS rights agent. DTC must receive the subscription instructions and the payment of the estimated ADS subscription price for the new ADSs by the ADS rights expiration date.

Subscription by Registered ADS Holders. If you are a registered holder of ADSs, you can exercise your ADS rights by delivering to the ADS rights agent a properly completed subscription card and paying in full the deposit amount for the new ADSs. You may make such payment by personal or business check payable to “The Bank of New York Mellon,” as ADS rights agent.

The properly completed subscription card and payment should be delivered to:

By mail: The Bank of New York Mellon Voluntary Corporate Actions Suite V P.O. Box 505049 Louisville KY 40233-5049	By overnight courier: The Bank of New York Mellon Voluntary Corporate Actions 462 South 4th Street, Suite 1600 Louisville KY 40202

The ADS rights agent must receive the subscription card and payment of the ADS subscription price on or before the ADS rights expiration date. Deposit in the mail will not constitute delivery to the ADS rights agent The ADS rights agent has discretion to refuse to accept any improperly completed or unexecuted subscription card.

Subscription by Beneficial Owners. If you hold ADSs in a securities account with a broker or other securities intermediary and wish to subscribe for new ADSs, you should timely contact the securities intermediary through which you hold ADS rights to arrange for their exercise and to arrange for payment of the estimated ADS subscription price in U.S. dollars. Brokers and other securities intermediaries will set their own cutoff dates and times to receive instructions that will be earlier than the expiration time stated in this prospectus. You should contact your broker or other securities intermediary to determine the cutoff date and time that is applicable to you.

We will determine all questions about the timeliness, validity, form and eligibility of exercising ADS rights. We, in our sole discretion, may waive any defect or irregularity, or permit you to correct a defect or irregularity within the time we determine. The subscription card will not be considered received or accepted until we have waived all irregularities or you have cured them in time. Neither we nor the ADS rights agent have an obligation to notify you of any defect or irregularity in submitting the subscription cards. We and the ADS rights agent will not incur any liability for failing to do so.

You will elect the method of delivering the subscription card and paying the subscription price to the ADS rights agent, and you will bear any risk associated with it. If you send the subscription card, notices or payments by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS rights agent and clearance of payment before the appropriate time.

Information Agent. For additional information regarding the ADS rights offering and the procedures for exercising ADS rights, contact our information agent D.F. King & Co., Inc.:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Email: gol@dfking.com

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Banks and Brokers, call collect: +1 (212) 269-5550

All others, call toll-free: +1 (866) 828-6931

Withdrawal of Registration Statement

We may, at any time prior to the Initial Settlement Date, withdraw the registration statement of which this prospectus is a part of, in which event this offer of ADS rights will become null and void and any ADS subscription payment already tendered will be returned to you in U.S. dollars without interest.

ADS Issuance Fee

Subscribing holders will be charged an ADS issuance fee of US$0.05 per new ADS purchased in this offering, payable to the depositary. The ADS rights agent will deduct the ADS issuance fee from the deposit amount in respect of each subscription at the time it makes the relevant subscription payment in Brazil.

Delivery of ADSs

The depositary will deliver new ADSs purchased pursuant to the ADS rights offering as soon as practicable after the receipt of the preferred shares by the depositary’s custodian, which is expected to be on or about June 16, 2021. See “—Ratification of the Capital Increase.” New ADSs will rank equally in all respects with existing ADSs.

Offering to Holders of Preferred Shares

Summary Timetable

The timetable lists some important dates relating to the preferred share rights offering:

Board of directors meeting approving the preferred share rights offering:	April 28, 2021
Publication of notice to shareholders in Brazil:	April 28, 2021
Preferred share record date — date for determining holders of preferred shares receiving preferred share rights (at the close of B3’s trading session):	May 4, 2021.
Preferred share rights commencement date — beginning of period during which preferred share rights holders may subscribe for new preferred shares:	May 5, 2021
Preferred share rights expiration date — end of period during which preferred share rights holders may subscribe for new preferred shares:	June 9, 2021.
Meeting of our board of directors to ratify the capital increase and expected issuance of new preferred shares:	On or about June 15, 2021
New preferred shares expected to be delivered:	On or about June 16, 2021

Rights Offering to Holders of Preferred Shares

If you hold preferred shares on the preferred share record date, you will receive transferable preferred share rights evidencing the right to subscribe for new preferred shares. You will receive one preferred share right for every preferred shares you hold on the share record date. One preferred share right will entitle you to purchase one new preferred share at a subscription price of R$24.19 per preferred share. We will only issue whole numbers of preferred share rights. We will not issue any fractional new preferred shares.

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Preferred Share Rights

Preferred share rights will be registered in book-entry form at the Brazilian clearing system in an account in the preferred shareholder’s or its nominee’s name. If you were a preferred shareholder of record on the preferred share record date, you should receive from the broker or custodian through which you hold your preferred shares a written confirmation of the issuance of preferred share rights.

Preferred share rights will be transferable and may trade on the B3. Preferred share rights will not be listed on any stock exchange in the United States. If you transfer or sell your preferred share rights, you will have no further rights to purchase new preferred shares in the preferred share rights offering with respect to the preferred share rights transferred or sold.

Preferred Share Record Date

The record date for the determination of preferred shareholders entitled to preferred share rights is May 4, 2021. Only preferred shareholders of record at the close of B3’s trading session on the preferred share record date will be entitled to receive preferred share rights.

Preferred Share Rights Exercise Period

Preferred share rights may be exercised from May 5, 2021 until the close of B3’s trading session on June 8, 2021. Following the preferred share rights expiration date, the preferred share rights will expire and preferred shareholders will have no rights.

Preferred Share Subscription Price

The preferred share subscription price for new preferred shares purchased upon the exercise of preferred share rights is R$24.19 per preferred share.

Procedure for Exercising Preferred Share Rights

The exercise of preferred share rights is irrevocable and may not be canceled or modified. Preferred shares held directly in Brazil are generally held either through the B3 Central Depository (Central Depositária da B3) or through Itaú Unibanco S.A., as custodians. Shareholders that have invested in our preferred shares through Resolution No. 4,373, dated September 29, 2014, as amended, of the Brazilian National Monetary Council (Conselho Monetário Nacional), or CMN, for example, generally hold their shares through the B3 Central Depository (Central Depositária da B3). If you hold your shares through the B3 Central Depository (Central Depositária da B3), as custodian, and you wish to subscribe for preferred shares in this rights offering, you should ask your broker to subscribe on your behalf. Please consult with your broker regarding the method of payment for the shares for which you wish to subscribe. Your broker may request that you fill out documentation in connection with the subscription. Holders subscribing to preferred shares through the B3 Central Depository (Central Depositária da B3) will not be permitted to condition their subscriptions in the event of a reduction in the size of the rights offering. If a holder intends to condition its subscription, it should first arrange to transfer the custody of its shares to Itaú Unibanco S.A. in a timely manner and to subscribe for preferred shares in the manner described below for shares held through Itaú Unibanco S.A.

If you hold shares through Itaú Unibanco S.A. and you wish to subscribe for preferred shares in this rights offering, you should ask any branch of that bank to provide you with a subscription bulletin (boletim de subscrição) to allow you to subscribe for shares. You must complete the subscription bulletin and ask Itaú Unibanco S.A. to submit it to us on your behalf. Please consult with Itaú Unibanco S.A. regarding the method of payment for the shares for which you wish to subscribe.

Any shareholder who is a natural person should be prepared to show to his or her broker or to Itaú Unibanco S.A., as the case may be, his or her identity card or passport, taxpayer registration card (CPF) and a document proving the residence of the shareholder. Any shareholder that is a legal entity must be prepared to present certified copies of its bylaws or other organization documents, the resolution by which that entity’s executive officers were

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elected and any other documents requested by its broker or Itaú Unibanco S.A., as the case may be. In the case of proxies, an original or certified copy of the document that grants powers of representation must be presented.

It is the shareholder’s responsibility to contact a broker or Itaú Unibanco S.A., as the case may be, sufficiently in advance of the preferred share rights expiration date to enable the timely exercise of your rights.

If you do not know whether you hold shares through the B3 Central Depository (Central Depositária da B3) or Itaú Unibanco S.A., you should ask your representative, broker or other nominee.

If you or your custodian fails to exercise your preferred share rights by June 3, 2021, your rights will lapse and you will have no further rights.

If you hold the preferred shares through a custodian in Brazil, please consult with your custodian as to the method of instruction and payment if you wish to exercise your rights. You will elect the method of delivering the application for subscription and paying the subscription price, and you will bear any risk associated with it.

We will determine all questions about the timeliness, validity, form and eligibility of exercising the rights. Our determinations will be final and binding. We may decide to waive a defect or irregularity in subscriptions for new preferred shares, or permit you to correct a defect or irregularity within the time we determine. Instructions will not be considered, received or accepted until we have waived all irregularities or you have cured them in time. Neither we nor the custodian has to notify you of any defect or irregularity in submitting instructions. We and the custodian will not incur any liability for failing to do so.

Purchase and Sale of Rights

You may exercise, sell or transfer your preferred share rights to others. You may purchase and sell your rights through Itaú Unibanco S.A., as custodian, or through brokers.

Withdrawal of Registration Statement

We may, at any time prior to the Initial Settlement Date, withdraw the registration statement of which this prospectus is a part of, in which event this offer of preferred share rights will become null and void.

Delivery of New Preferred Shares

We will issue the new preferred shares following ratification of the capital increase as described below. You should receive delivery of the new preferred shares you subscribed for through a credit of the new preferred shares to your securities custody account. New preferred shares will rank equally in all respects with existing preferred shares.

Ratification of the Capital Increase

On April 28, 2021, our board of directors authorized a capital increase in with a minimum aggregate subscription amount of R$100.0 million and a maximum aggregate subscription amount R$511.8 million, representing all the common and preferred shares to be subscribed by our controlling shareholder, as described above, plus the shares being offered in this rights offering. The preferred shares, including preferred shares underlying ADSs, issuable upon the exercise of rights may be issued only upon ratification of the capital increase by our board of directors at a meeting that is expected to be held on or about June 15, 2021.

Announcement of Number of Shares and ADSs Subscribed in the Offerings

We will publish, in a widely circulated newspaper in Brazil, the minutes of our board of directors meeting to be held on or about June 15, 2021, providing details of the ratification of the capital increase and the number of new preferred shares, including preferred shares underlying new ADSs, issued to holders of our preferred shares and to holders of ADSs pursuant to the exercise of their rights in this rights offering. This information will also be available in English on our website following the board of directors.

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TAXATION

Material U.S. Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences of the receipt, ownership and disposition of ADS rights or preferred share rights, and the ownership and disposition of the ADSs or preferred shares acquired through the exercise of such rights. This discussion applies only to beneficial owners of ADS rights or preferred share rights that are U.S. Holders (as defined below). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the U.S. Internal Revenue Service, or the IRS, and judicial decisions. This summary does not describe any state, local or non-U.S. tax law considerations or any aspect of U.S. federal tax law (such as estate tax, gift tax, alternative minimum tax or Medicare tax on net investment income) other than income taxation. U.S. Holders should consult their own tax advisors regarding these matters.

This discussion does not purport to address all U.S. federal income tax consequences that may be relevant to a particular U.S. Holder and you are urged to consult your own tax advisor regarding your specific tax situation. This discussion applies only to U.S. Holders who hold preferred share rights or ADS rights as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

•	insurance companies;
•	tax-exempt organizations;
•	broker-dealers;
•	traders in securities that elect to mark to market;
•	regulated investment companies;
•	real estate investment trusts;
•	banks or other financial institutions;
•	investors liable for alternative minimum tax;
•	partnerships and other pass-through entities;
•	U.S. Holders whose functional currency is not the U.S. dollar;
•	U.S. expatriates;
•	U.S. Holders that hold the preferred share rights, ADS rights, preferred shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction;
•	a “controlled foreign corporation;”
•	certain taxpayers who file applicable financial statements required to recognize income when the associated revenue is reflected on such financial statements; or
•	U.S. Holders that own, directly, indirectly or constructively (including as a result of owning ADS rights or preferred share rights), 10% or more of the total combined voting power, if any, of our voting stock, or 10% or more of the total value of shares of all classes of our stock.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Company Rules.”

You are a “U.S. Holder” if you are a beneficial owner of ADS rights or preferred share rights, or the preferred shares or ADSs and, for U.S. federal income tax purposes, you are:

•	an individual who is a citizen or resident of the United States;
•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
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•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a U.S. person).

If a partnership (or any other entity taxable as a partnership for U.S. federal income tax purposes) holds preferred share rights or ADS rights or the preferred shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partnership that holds preferred share rights or ADS rights or the preferred shares or ADSs and partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of preferred share rights or ADS rights or the preferred shares or ADSs.

For U.S. federal income tax purposes, a U.S. Holder of an ADS will generally be treated as the beneficial owner of the preferred shares represented by the ADS. See “—Distributions on Preferred Shares or ADSs.”

Issuance of Preferred Share Rights or ADS Rights

Because the distribution of ADS rights and preferred share rights is intended to constitute a pro rata distribution among all holders of the ADSs and preferred shares, we believe that a U.S. Holder should not be subject to United States federal income taxation with respect to the receipt of ADS rights or preferred share rights. For United States federal income tax purposes, the tax basis of the ADS rights or preferred share rights distributed to a U.S. Holder generally will be regarded as zero. If, however, either (i) the fair market value of the ADS rights or preferred share rights is 15% or more of the fair market value of the ADSs or preferred shares with respect to which such rights are distributed, as determined on the date of distribution, or (ii) the U.S. Holder of the ADS rights or preferred share rights irrevocably elects on the United States federal income tax return of the U.S. Holder for the taxable year in which such rights are received, to allocate part of the tax basis of such U.S. Holder’s ADSs or preferred shares, then upon exercise or sale of the ADS rights or preferred share rights, the U.S. Holder’s tax basis in such ADSs or preferred shares will be allocated between the ADSs or preferred shares, on the one hand, and the ADS rights or preferred share rights, on the other hand, in proportion to their respective fair market values as of the date of distribution of the ADS rights or preferred share rights. No tax basis will be allocated to any such ADS rights or preferred share rights that lapse. In determining the holding period of the ADS rights or preferred share rights, a U.S. Holder should include the holding period for the ADSs or preferred shares with respect to which such rights were distributed.

Sale of Preferred Share Rights

For United States federal income tax purposes, a U.S. Holder generally will recognize taxable gain or loss upon the sale or other taxable disposition of ADS rights or preferred share rights in an amount equal to the difference between the amount realized by the U.S. Holder from the sale or other taxable disposition and the U.S. Holder’s tax basis in the ADS rights or preferred share rights, as applicable. Such gain or loss will be treated as capital gain or loss, and will be long-term capital gain or loss if the holding period for the ADS rights or preferred share rights is more than one year. Long-term capital gains of certain U.S. Holders (including individuals) are eligible for reduced rates of United States federal income taxation. The deductibility of capital losses is subject to limitations under the Code.

Gain or loss recognized by a U.S. Holder on a sale or other taxable disposition of ADS rights or preferred share rights generally will be considered United States source gain or loss for foreign tax credit purposes. Consequently, a U.S. Holder may not be able to utilize any foreign tax credit relating to a Brazilian income tax imposed on the sale or other taxable disposition of ADS rights or preferred share rights unless such credit can be applied against United States federal income tax due in respect of other income treated as derived from foreign sources in the appropriate foreign tax credit limitation category.

Exercise and Expiration of the ADS Rights or Preferred Share Rights

U.S. Holders of ADS rights or preferred share rights will not recognize any gain or loss for United States federal income tax purposes upon the exercise of the ADS rights or preferred share rights. The tax basis of ADSs or preferred shares acquired upon exercise of ADS rights or preferred share rights will be equal to the sum of such U.S.

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Holder’s tax basis in the ADS rights or preferred share rights exercised and the amount paid upon exercise of such rights. The holding period of ADSs or preferred shares acquired upon exercise of ADS rights or preferred share rights will begin on the date that such rights are exercised.

If a U.S. Holder does not exercise the ADS rights or preferred share rights prior to their expiration date, such U.S. Holder generally will recognize no gain or loss for United States federal income tax purposes. If a U.S. Holder has tax basis in the expired ADS rights or preferred share rights, and, with respect to the expired ADS rights, the depositary has not sold the unexercised rights in Brazil and distributed any net proceeds to such holder (which will be taxable as described above under “—Sale of ADS Rights or Preferred Share Rights”), such tax basis should be re-allocated to the tax basis of the ADSs or preferred shares with respect to which the ADS rights or preferred share rights were received.

Reduction in Size of Rights Offering

Holders of preferred shares in Brazil have the opportunity to condition their exercise of rights on the size of the offering, but holders of ADSs will not be able to so condition their exercise (see “The Rights Offering — General Information” above). In the event that the board of directors elects to reduce the size of the rights offering, while applicable United States federal income tax treatment is not clear, it is possible that holders of ADSs may be treated as receiving a taxable dividend (to the extent of our current and accumulated earnings and profits, as discussed below under “Distributions on ADSs or preferred shares”). U.S. Holders should consult their own tax advisors as to the United States federal income tax consequences of a reduction in the size of the rights offering based upon their particular circumstances.

Distributions on Preferred Shares or ADSs

Cash distributions (including amounts withheld to pay Brazilian withholding taxes and distributions of notional interest payments on shareholders’ equity, but excluding distributions in redemption of the preferred shares treated as exchanges or sales under the Code) made by us to or for the account of a U.S. Holder with respect to preferred shares or ADSs generally will be taxable to such U.S. Holder as ordinary dividend income when such distribution is paid, actually or constructively, out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s adjusted tax basis in the preferred shares or ADSs. Any distribution in excess of such U.S. Holder’s adjusted tax basis will be treated as capital gain and will be long-term capital gain if the U.S. Holder held the preferred shares or ADSs for more than one year. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. Holders should assume all distributions are made out of earnings and profits and constitute dividend income. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on preferred shares or ADSs. U.S. Holders who do not elect to claim a foreign tax credit with regard to any foreign income taxes paid or accrued during the taxable year may instead claim a deduction in respect of such withholding taxes. Dividends received with respect to the preferred shares or ADSs will be treated as foreign source income, which may be relevant in calculating such U.S. Holder’s U.S. foreign tax credit limitation. For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Dividends paid with respect to the preferred shares or ADSs should generally constitute “passive category income” for most U.S. Holders. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances. The U.S. Treasury has expressed concern that intermediaries in connection with depository arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holding depositary shares. Accordingly, investors should be aware that the discussion above regarding the ability to credit Brazilian withholding tax on dividends and the availability of the reduced tax rate for dividends received by certain non-corporate holders described below could be affected by actions taken by parties to whom the ADSs are released and the IRS.

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Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain U.S. corporate shareholders. Subject to the above-mentioned concerns by the U.S. Treasury and certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. Holders (including individuals), with respect to the ADSs will be subject to taxation at a reduced rate if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. Holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC.

The ADSs are listed on the NYSE, and therefore the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or will remain readily tradable. Subject to the discussion of PFIC rules below, based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or the ADSs have been (for our 2020 taxable year), nor do we expect them to be (for our 2021 taxable year), shares of a PFIC for U.S. federal income tax purposes.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares (to the extent not represented by ADSs) will be treated as qualified dividends, because the preferred shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

The amount of any cash distribution paid in Brazilian currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of preferred shares held directly by such U.S. Holder), regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of such distribution if such Brazilian currency is converted into U.S. dollars on the date received. If the Brazilian currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Brazilian currency. Such foreign currency gain or loss, if any, generally will be U.S. source ordinary income or loss.

Because our preferred shares will not be treated as “preferred stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of our “non-preferred stock” or preemptive rights relating to such “non-preferred stock” with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. federal income tax. However, if the holders of ADSs are restricted in their ability to participate in the exercise of preemptive rights, the distribution of preemptive rights may give rise to a deemed distribution to holders of the preferred shares under Section 305 of the Code. Any deemed distribution will be taxable as a dividend to the extent of our earnings and profits as discussed above.

Sale or Exchange or Other Taxable Disposition of Preferred Shares or ADSs

Deposits and withdrawals of preferred shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

A U.S. Holder who owns preferred shares or ADSs (or ADS rights or preferred share rights) during any taxable year that we are a PFIC in excess of certain de minimis amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, temporary regulations also require a “United States person” (as such term is defined under the Code) that indirectly owns preferred shares through another United States person to file Form 8621 for a taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of the preferred shares, or reports income pursuant to a mark-to-market election, as described below among other circumstances. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to the preferred shares or ADSs and the application of the recently enacted legislation to their particular situation.

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If a Brazilian tax is withheld on the sale, exchange or other taxable disposition of a preferred share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a preferred share or ADS generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a sale, exchange or other taxable disposition of a preferred share or ADS that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or preferred share, as the case may be, that is not registered pursuant to Resolution No. 4,373, on which a Brazilian capital gains tax is imposed (see below under “—Material Brazilian Tax Considerations—Taxation of Gains”)), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources in the appropriate income category. Alternatively, if available, the U.S. Holder may take a deduction for the Brazilian tax if it does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued during the taxable year.

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation (including stock constructively owned by reason of holding rights to acquire such stock), at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% interest (by value) is taken into account. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets (subject to various exceptions). Based upon the nature of our current and projected income, assets and activities, we do not believe we are, nor do we currently expect to become a PFIC for U.S. federal income tax purposes. However, the determination of whether the preferred shares or ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current or any past or future tax year.

If, contrary to the discussion above, we are treated as a PFIC, a U.S. Holder would be subject to special rules (and may be subject to increased U.S. federal income tax liability and form filing requirements) with respect to (i) any gain realized on the sale, exchange or other disposition of preferred shares or ADSs, or ADS rights or preferred share rights, and (ii) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the preferred shares or ADSs exceed 125% of the average annual distributions the U.S. Holder received on the preferred shares or ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the preferred shares or ADSs (which, in the case of ADSs or preferred shares acquired upon the exercise of ADS rights or preferred share rights, may include the U.S. Holder’s holding period for such rights if we were classified as a PFIC during such period)). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC.

In general, if we are treated as a PFIC, the rules described above can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC (but the election is currently unavailable for ADS U.S. Holders of rights or preferred share rights). A U.S. Holder may elect mark-to-market treatment for its preferred shares or ADSs, provided the preferred shares or ADSs, for purposes of the PFIC rules, constitute “marketable stock” as defined in U.S. Treasury regulations. The ADSs will be “marketable stock” for this purpose if they are regularly traded on the NYSE, other than in de minimis quantities on at least 15 days during each calendar quarter. A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the preferred shares or ADSs had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of preferred shares or ADSs as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously

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included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of preferred shares or ADSs would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s adjusted tax basis in preferred shares or ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime. A mark-to-market election is generally irrevocable. If we are determined to be a PFIC, a U.S. Holder may be treated as indirectly holding any subsidiary of ours that is itself a PFIC (a lower-tier PFIC) and may be subject to the PFIC rules on indirect distributions or sales of the lower-tier PFIC, even if the U.S. Holder does not receive of the proceeds of such distribution or sales. In addition, a mark-to-market election with respect to preferred shares or ADSs would not apply to any lower-tier PFIC, and a U.S. Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, the PFIC rules could apply with respect to income of a lower-tier PFIC, the value of which would already have been taken into account indirectly via mark-to-market adjustments in respect of preferred shares or ADSs.

A “qualified electing fund” election, which may mitigate the adverse U.S. federal income tax consequences of owning preferred shares or ADSs of a PFIC in certain circumstances (although the election is unavailable for U.S. Holders of ADS rights or preferred share rights), would not be available to U.S. Holders of the ADSs or preferred shares because we do not intend to provide the necessary information to allow U.S. Holders to make such an election.

If we are deemed to be a PFIC for a taxable year, dividends on the ADSs would not be “qualified dividend income” subject to preferential rates of Unites States federal income tax, as described above. See “—Distributions on Preferred Shares or ADSs.”

Backup Withholding and Information Reporting

In general, dividends on preferred shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of preferred shares or ADSs, paid within the United States or through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding of U.S. federal income tax at a current maximum rate of 24% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred.

Backup withholding is not an additional tax. The amount of any backup withholding tax from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a refund claim with the IRS.

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to the preferred shares or the ADSs and the application of this legislation to their particular situation.

Other Brazilian Taxes

You should note that any Brazilian IOF/Exchange or IOF/Bonds tax may not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

Material Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the grant, exercise, lapse or sale of rights and ADS rights, and of the acquisition, ownership and disposition of preferred shares or ADSs by a

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holder that is not domiciled in Brazil for Brazilian tax purposes, which we refer to as a “non-Brazilian holder.” This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs. For further description of material Brazilian tax consequences related to our preferred shares and ADSs, see our Annual Report on Form 20-F for the year ended December 31, 2010, which is incorporated by reference herein.

Rights and ADS Rights

Grant of Rights and ADS Rights. A pro rata distribution of rights to subscribe for preferred shares or ADSs to non-Brazilian holders is not considered a taxable event under Brazilian law. Thus, the grant of rights or ADS rights to a non-Brazilian holder will not be subject to Brazilian tax.

Exercise of Rights and ADS Rights. The exercise of rights and ADS rights will not be subject to Brazilian income tax. The amount that a non-Brazilian holder pays upon exercise will be considered the acquisition cost of the newly issued shares. The acquisition cost is the basis for calculation of the capital gain subject to tax, when applicable. See “— Taxation of Gains.”

Lapse of Rights and ADS Rights. The lapse of rights or ADS rights will not be considered a taxable event under Brazilian income tax law. Therefore, if a non-Brazilian holder does not exercise its rights or ADS rights, there will be no Brazilian tax implications.

Taxation of Dividends.

Dividends, including dividends in kind, paid by us to the depository in respect of the preferred shares underlying the ADSs or to a non-Brazilian holder of preferred shares will not be subject to Brazilian withholding income tax, provided that such amounts are related to profits earned after January 1, 1996.

There is an ongoing public political discussion in Brazil in relation to a reform in its tax system regarding income tax that may have implications to the levy of Brazilian withholding or other tax on the payment of dividends. The implementation of such tax reform, however, will require modifications in law through a bill of law voted by the Brazilian National Congress and, to the best of our knowledge, in the specific context of the ongoing discussions of such tax reform, such bill of law is not, at this point, in the process of voting in the Brazilian National Congress. Nevertheless, we are aware that there are certain bills of law that seek to revoke the income tax exemption on dividends – these bills of law are still pending analysis and approval from specific committees of the National Congress before being put to vote.

Thus, there can be no assurance that the current tax exemption on dividends distributed by Brazilian companies will continue in the future. At any case, any potential taxation being imposed upon dividends would become effective only in the year following the enactment of the relevant law.

Taxation of Gains

Gains on Disposition of Rights, ADS Rights, Preferred Shares or ADSs Outside of Brazil. According to the Law No. 10,833, dated December 29, 2003, capital gains realized on the disposition of assets located in Brazil by a non-Brazilian holder are subject to taxation in Brazil, regardless of whether the sale or the disposition is made by a non-Brazilian holder to another non-Brazilian resident or to a Brazilian resident.

With respect to the disposition of preferred shares, as they are assets located in Brazil, the non-Brazilian holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the disposition is conducted in Brazil or with a Brazilian resident.

With respect to the Rights, ADS Rights and ADSs, arguably the gains realized by a non-Brazilian holder on the disposition of the Rights, ADS Rights and ADSs to another non-Brazilian resident would not betaxed in Brazil, based on the argument that the Rights, ADS Rights and ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a non-Brazilian holder on the

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disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of Rights, ADS Rights and ADSs by a non-Brazilian holder to Brazilian resident, or even to non-Brazilian holder in the event that courts determine that the Rights, ADS Rights and ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described ahead. It is important to clarify that, for purposes of Brazilian taxation, the income tax rules on gains related to disposition of preferred shares, Rights, ADS Rights and ADSs vary depending on the domicile of the non-Brazilian holder, the form by which such non-Brazilian holder has registered its investment with the Central Bank and/or how the disposition is carried out, as described below.

The deposit of preferred shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15% to 22.5%, or 25% in the case of investors domiciled in a Low or Nil Tax Jurisdiction, if the acquisition cost of the preferred shares is lower than the shares’ price In such case, the difference between the acquisition cost and the average price of the preferred shares calculated as described above, will be considered to be a capital gain subject to taxation. In some circumstances, there may be arguments to sustain that such taxation is not applicable in the case of a non-Brazilian holder that is a 4,373 Holder (as defined below) and is not resident in a Low or Nil Tax Jurisdiction, or at least that the capital gains would be taxable by a lower rate (15%).

The withdrawal of ADSs in exchange for preferred shares should not be considered as giving rise to a capital gain subject to Brazilian income tax, provided that on the receipt of the underlying preferred shares, the non-Brazilian holder complies with the regulatory rules observed in respect to the registration of the investment before the Central Bank.

Gains assessed on the disposition of the preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•	exempt from income tax, when assessed by a non-Brazilian holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 4,373/2014 of the Brazilian Monetary Council (“4,373 Holder”) and (2) is not resident in a Low or Nil Tax Jurisdiction;
•	subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Resident Holder that (1) is not a 4,373 Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (B) a Non-Resident Holder that (1) is a 4,373 Holder, and (2) is resident or domiciled a Low or Nil Tax Jurisdiction; or
•	subject to income tax at a rate of 25% in the case of gains realized by a Non-Resident Holder that (1) is not a 4,373 holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction.

Also, a withholding income tax of 0.005% will apply and can be offset against the potential income tax due on the capital gain. Such withholding income tax does not apply to a 4,373 Holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction.

Any capital gains realized on the disposition of shares that are not carried out on the Brazilian stock exchange are:

•	subject to income tax at the rate of 15% when realized by a Non-Brazilian Holder that (1) is a 4,373 Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below);
•	subject to income tax at progressive rates ranging from 15% to 22.5% in case of gains realized by (1) a Non-Brazilian Holder that (a) is not a 4,373 Holder and (b) is not resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below) and (2) a Non-Brazilian Holder that (a) is a 4,373 Holder, and (b) is resident or domiciled in a Low or Nil Tax Jurisdiction; and
•	subject to income tax at a 25% rate in case of gains realized by a Non-Brazilian Holder that (1) is resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below) and (2) is not a 4,373 Holder.

If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation of a financial institution, or if the capital gains are earned by a Holder resident or domiciled in a Low or Nil Tax Jurisdiction, the withholding income tax of 0.005% on the sale value will also apply and can be used to offset the income tax due on the capital gain.

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Any other gains assessed on the disposition of the preferred shares that are not carried out on the Brazilian stock exchange are subject to income tax at a rate of 15%, except for a resident of a Low or Nil Tax Jurisdiction, or yet where local regulations impose restrictions on disclosure of share ownership and identity of beneficiary holders which, in this case, is subject to income tax at a rate of 25%.

In the case of a redemption of preferred shares or ADSs or a capital reduction by a Brazilian corporation, the positive difference between the amount received by the non-Brazilian holder and the acquisition cost of the preferred shares or ADSs redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

As a general rule, the gains realized as a result of a disposition transaction of preferred shares, Rights, ADS Rights or ADSs are determined by is the difference between the amount realized on the sale or exchange of the shares and their acquisition cost.

There can be no assurance that the current preferential treatment for non-Brazilian holder of the Rights, ADS Rights and ADSs and 4,373 Holder of preferred shares will continue or will not be changed in the future.

Any exercise of preemptive rights relating to the preferred shares, Rights, ADS Rights or ADSs will not be subject to Brazilian income tax. Any gain on the sale or assignment of preemptive rights relating to preferred shares, Rights, ADS Rights or ADSs by a non-Brazilian holder will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred shares.

Distributions of Interest on Shareholders’ Equity

In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity as an alternative to making individual distributions and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, both of which are taxes levied on our profits, as far as the limits described below are observed. Such interest is calculated by reference to the long-term interest rate (Taxa de Juros de Longo Prazo), or TJLP, as determined by the Central Bank from time to time and cannot exceed the greater of:

•	50% of net profit (after social contribution on profits and before taking such distribution and the provision for corporate income tax into account) for the period in respect of which the payment is made; or
•	50% of the sum of retained profits and profits reserves, as of the date of the beginning of the period in respect of which the payment is made.

Distributions of interest on shareholders’ equity in respect of the preferred shares paid to shareholders who are either Brazilian residents or non-Brazilian holders, including non-Brazilian holders of Rights, ADS Rights and ADSs, are subject to Brazilian income withholding income tax at the rate of 15%, or 25% in case of a resident of a Low or Nil Tax Jurisdiction (as defined below). The distribution of interest on shareholders’ equity may be determined by our board of directors. We cannot assure you that our board of directors will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.

These payments may be included, at their net value, as part of any mandatory dividend. To the extent payments of interest on shareholders’ equity are so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Distributions of interest on shareholders’ equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank.

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We cannot assure you that the Brazilian government will not try to increase the withholding income tax on interest on shareholders’ equity in the future or extinguish it altogether.

The amounts paid as distribution of interest on shareholders’ equity are deductible for corporation income tax and social contribution on profit, both of which are taxes levied on our profits, as far as the limits and rules described above are observed by us.

Low or Nil Taxation Jurisdictions.

A Low or Nil Tax Jurisdiction is generally considered to be a country or other jurisdiction which does not impose any income tax or which imposes such tax at a maximum rate lower than 20%. Under certain circumstances, non-transparency rules are also taken into account for determining whether a country or other jurisdiction is a Low or Nil Tax Jurisdiction. In addition, on June 24, 2008, Law No. 11,727 introduced the concept of “privileged tax regime”, considered as such the tax regime that (i) does not tax income or taxes it at a maximum rate lower than 20%; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or dependency or (b) contingent to the non-exercise of a substantial economic activity in the country or dependency; or (iii) does not tax or that taxes the income generated abroad at a maximum rate lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out. We consider that the best interpretation of Law No. 11,727/08 that the new concept of “privileged tax regime” would be applicable solely for purposes of transfer pricing and thin capitalization rules. However, due to the recent enactment of this Law, we are unable to ascertain whether or not the privileged tax regime concept will be extended to the concept of Low or Nil Taxation Jurisdiction although the Brazilian tax authorities appear to agree with our position, in view of the provisions of the recently introduced Normative Ruling No. 1,037, dated as of June 4, 2010, which presents two different lists (Low or Nil Tax Jurisdictions – taking into account the non-transparency rules – and privileged tax regimes).

On November 28, 2014, the Brazilian tax authorities issued Ordinance No. 488, which decreased these minimum thresholds from 20% to 17% for specific cases. Under Ordinance No. 488, the 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency, in accordance with rules established by the Brazilian tax authorities under Normative Instruction No. 1,530, of December 19, 2014.

We consider the best interpretation of Brazilian Law No. 11,727/2008 to be that the new concept of “privileged tax regime” would be applicable solely for purposes of transfer pricing, thin capitalization rules and specific deductibility rules. However, we are unable to ascertain whether or not the privileged tax regime concept will be extended to the concept of Low or Nil Tax Jurisdiction, though the Brazilian tax authorities appear to agree with our position, in view of the provisions introduced by Normative Ruling No. 1,037, dated as of June 4, 2010, as amended, which presents two different lists (Low or Nil Tax Jurisdictions—taking into account the non-transparency rules—and privileged tax regimes). Currently, the understanding of the Brazilian tax authorities is in the sense that the rate of 15% of withholding income tax applies to payments made to beneficiaries resident in Privileged Tax Regimes (Tax Ruling COSIT No. 575, of December 20, 2017 and No. 217 of May 9, 2017).

In addition, Brazilian tax authorities enacted Normative Ruling No. 1,037 of July 04, 2010 listing (1) the countries and jurisdictions considered as Low or Nil Taxation Jurisdiction and (2) the privileged tax regimes.

Law No. 9,779, dated as of January 01, 1999 states that, except for limited prescribed circumstances, income derived from transactions by a person resident or domiciled in a Low or Nil Tax Jurisdiction will be subject to withholding income tax at the rate of 25%.

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and of any related Brazilian tax law or regulation concerning Low or Nil Tax Jurisdictions or “privileged tax regimes.”

Other Brazilian Taxes

No Brazilian federal inheritance, gift or succession taxes apply to the ownership, sale or disposition of Rights, ADS rights, preferred shares or ADSs by a non-Brazilian holder. Gift and inheritance taxes, however, may be levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled

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in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. No Brazilian stamp, issue, registration, or similar taxes or duties will be payable by holders of rights, ADS rights, preferred shares or ADSs.

Tax on foreign exchange transactions

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a non-Brazilian holder in the preferred shares, Rights, ADS rights and ADSs may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Currently applicable rate for most foreign currency exchange transactions is 0.38%. However, currency exchange transactions carried out for the inflow of funds in Brazil for investment made by a foreign investor (including a non-Brazilian holder, as applicable) are subject to IOF/Exchange at 0% rate for (1) variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, and (2) the acquisitions of shares of Brazilian publicly-held companies in public offerings or subscription of shares related to capital contributions, provided that the company has registered its shares for trading with the stock exchange. This beneficial tax treatment was extended to all investments made under the rules of CMN Resolution 4,373/14 in the Brazilian financial and capital markets, including the investment in shares. The IOF/Exchange Tax at a rate of 0% also applies for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares. In any case, the Brazilian Government is permitted to increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

Tax on Bonds and Securities Transactions

Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”) may be imposed on any transactions involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving preferred or common shares is currently zero. However, the IOF/Bonds levies at a rate of 1.5% on the transfer of shares traded in the Brazilian stock exchange with the purpose of the issuance of depositary receipts to be traded outside Brazil. The Brazilian government may increase such rate up to 1.5% per day, but only with respect to future transactions.

Furthermore, the Brazilian government reduced the IOF/Bonds Tax to 0% for transactions involving the deposit of shares which are issued by a Brazilian company admitted to trade on the Brazilian stock exchange with the specific purpose of enabling the issuance of depositary receipts traded outside Brazil. Any increase in this rate may only apply to future transactions.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of the date of this prospectus by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

Each shareholder’s percentage ownership in the following table is based on the 2,863,682,710 common shares and 274,354,740 preferred shares outstanding as of the date of this prospectus:

	Common Shares		Preferred Shares(2)(3)		Total Shares		Economic Interest
	Shares	(%)	Shares	(%)	Shares	(%)	(%)
Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior(1)	2,863,682,150	100.00%	-	0.00%	2,863,682,150	91.26%	22.97%
MOBI Fundo de Investimento em Ações(4)(5)	-	-	102,953,776	37.53%	102,953,776	3.28%	28.91%
Air France – KLM	-	-	4,246,620	1.55%	4,246,620	0.14%	1.19%
Executive officers and directors(6)	560	-	3,404,543	1.24%	3,405,103	0.11%	0.96%
Treasury shares	-	-	1,798,608	0.66%	1,798,608	0.06%	0.50%
Free float(5)	-	-	161,951,193	59.03%	161,951,193	5.16%	45.47%
Total	2,863,682,710	100,00%	274,354,740	100.00%	3,138,037,450	100.00%	100.00%

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(1)	Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior, or FIP Volluto, is controlled equally by Constantino de Oliveira Junior, the chairman of our board of directors, and his brothers Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.
(2)	In December 2017, FIP Volluto converted 2,171,354,430 common shares into preferred shares.
(3)	Preferred shares are entitled to a dividend 35 times the dividend paid per common share. See “Description of Share Capital—General—Description of Preferred Shares.”
(4)	In December 2018, FIP Volluto transferred our preferred shares that it held to MOBI Fundo de Investimento em Ações, or MOBI FIA, owned by the same beneficial owners of FIP Volluto. FIP Volluto, which holds 100% of our common shares, continues to be our direct controlling shareholder.
(5)	In March 2019, we received notice from Bank of America Corporation, which operates the ADS lending facility in the context of the exchangeable senior notes, that it had acquired, through various subsidiaries, 33,863,549 preferred shares, representing 12.36% of our total preferred shares owned by MOBI FIA, as a result of transactions relating to the ADS lending facility.
(6)	Includes 140 shares owned by a member of our controlling family. Does not consider the shares indirectly owned by Constantino de Oliveira Junior, the chairman of our board of directors, through FIP Volluto and MOBI FIA.

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EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering will be as follows:

Expenses	Amount (in US$)
Securities and Exchange Commission registration fee(1)	8,767.68
NYSE listing fee(1)	15,000.00
Printing and engraving expenses	20,000.00
Legal fees and expenses	150,000.00
Accountant fees and expenses	300,000.00
Miscellaneous costs	30,000.00
Total	523,767.68

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(1) Assuming the full exercise of all preemptive rights granted in this rights offering.

All amounts in the table are estimated and actual amounts may vary.

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VALIDITY OF SECURITIES

The validity of the preferred shares offered and sold in this rights offering and other matters governed by Brazilian law will be passed upon for us by Lefosse Advogados, São Paulo, Brazil.

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EXPERTS

Ernst & Young Auditores Independentes S.S, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 20-F for the years ended December 31, 2020 and 2018, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1.2 to the consolidated financial statements) and the effectiveness of our internal control over financial reporting as of December 31, 2020, as set forth in their reports, which conclude, among other things, we did not maintain effective internal control over financial reporting as of December 31, 2020, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), because of the effects of the material weaknesses described therein, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements as of December 31, 2020 and for the each of the years ended December 31, 2020 and 2018 incorporated by reference in reliance on Ernst & Young Auditores Independentes S.S’s reports, given on their authority as experts in accounting and auditing.

The consolidated financial statements of GOL Linhas Aéreas Inteligentes S.A. as of December 31, 2019 and for the year ended December 31, 2019, incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Auditores Independentes, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2019 consolidated financial statements contains an explanatory paragraph that states that the Company had a negative net working capital and had a net capital deficiency that raised substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

Service of Process and Enforcement of Civil Liabilities in Brazil

We are a corporation organized under the laws of Brazil. Substantially all of our directors and officers reside in Brazil or elsewhere outside the United States. In addition, all or a substantial portion of our assets and substantially all of the assets of our directors and officers are likely located outside the United States. As a result, it may not be possible for investors to effect service of process upon these persons within the United States or other jurisdictions outside Brazil, which may be time-consuming, or to enforce against them judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the laws of such other jurisdictions.

In the terms and conditions of the offered securities, we will (i) agree that the courts of the State of New York and the federal courts of the United States, in each case sitting in the Borough of Manhattan, City of New York, will have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with the offered securities and, for such purposes, irrevocably submit to the jurisdiction of such courts; and (ii) name an agent for service of process in the Borough of Manhattan, City of New York.

We have been advised by Lefosse Advogados, our Brazilian counsel, that judgments of non-Brazilian courts for civil liabilities predicated upon the securities laws of countries other than Brazil, including U.S. securities laws, may be enforced in Brazil subject to certain requirements, as described below. A judgment against us or any of our directors and officers obtained outside Brazil would be enforceable in Brazil against us or any such person without retrial or reexamination of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça). That confirmation, generally, will occur if:

•	the foreign judgment is issued by a competent jurisdiction, court and/or authority, according to the law of the jurisdiction of origin;
•	the foreign judgment is not rendered in an action upon which Brazilian courts have exclusive jurisdiction, pursuant to the provisions of Article 23 of the Brazilian Code of Civil Procedure (Código de Processo Civil) (Law No. 13,105/2015);
•	proper service of process is made on the defending party(ies) and, when made in Brazil, such service of process must be made in accordance with Brazilian law, or after sufficient evidence of the defendant’s absence has been given, as required under applicable law;
•	where a Brazilian court has jurisdiction, there is no conflict between the foreign judgment and a previous domestic judgment involving the same parties, cause of action or claim brought in Brazil that has reached the status of res judicata;
•	the foreign judgment has become final and is not subject to appeal (res judicata) and is legally allowed to be enforced, fulfilling all formalities required for its enforceability under the jurisdiction in which it was issued;
•	the original or a certified copy of the foreign judgment is authenticated by a Brazilian consular office in the country where the foreign judgment is issued, except if it is apostilled by a competent authority of the state in which the decision was issued, according to the Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents of 5 October 1961, and, in any event, is accompanied by a sworn translation into Portuguese in Brazil; and
•	the foreign judgment is not contrary to Brazilian national sovereignty, public policy and/or human dignity.

The confirmation process may be time-consuming and may also give rise to difficulties in enforcing the foreign judgment in Brazil. Accordingly, we cannot assure you that confirmation would be obtained, that the confirmation process would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the securities laws of countries other than Brazil, including U.S. securities laws.

We have also been advised that:

•	the ability of a judgment creditor to satisfy a judgment by attaching certain of our assets or those of our directors and officers is limited by provisions of Brazilian bankruptcy, insolvency, moratorium, liquidation, judicial or extrajudicial recovery and similar laws if those assets are located in Brazil; and
•	civil lawsuits may be brought before Brazilian courts in connection with the offered securities based solely on U.S. federal securities laws and that, subject to applicable law, Brazilian courts may enforce such liabilities in such lawsuits against us, provided that the provisions of the federal securities laws of the United States do not contravene Brazilian national sovereignty, public policy, good morals or public morality; however, under Brazilian law, Brazilian courts can assert jurisdiction when the defendant is domiciled in Brazil, the obligation has to be performed in Brazil or the subject matter under dispute originates in Brazil.
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A plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil regarding the offered securities must provide a bond to guarantee the payment of court expenses and defendant’s legal fees, if the plaintiff owns no real property in Brazil that may secure such payment, except for (i) lawsuits seeking to enforce titles and judgments; (ii) counterclaims; or (iii) when an international treaty or agreement to which Brazil is a party otherwise provides, as established under Article 83 caput and §§1, I, II and III of the Brazilian Code of Civil Procedure. The bond must be sufficient to satisfy the payment of court fees and the defendant’s attorney fees, as determined by a Brazilian judge. This requirement does not apply to the enforcement of foreign judgments which have been confirmed by the Brazilian Superior Court of Justice.

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PART II.

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8. Indemnification of Directors and Officers

Neither Brazilian law nor our by-laws or other constitutive documents provide for indemnification of directors or officers. We do not maintain liability insurance and have not entered into indemnity agreements which would insure or indemnify our directors or officers in any manner against liability which he or she may incur in his or her capacity as such.

Item 9. Exhibits

The following documents are filed as part of this Registration Statement:

Exhibit

Number

3.l	By-laws of the registrant (English translation)(1)
4.1	Form of Amended and Restated Deposit Agreement among the registrant, The Bank of New York Mellon, as depositary, and the owners and holders from time to time of American Depositary Shares issued thereunder(2)
5.1	Form of Opinion of Lefosse Advogados, regarding the validity of the securities being registered(4)
23.1	Consent of Ernst & Young Auditores Independentes S.S.(3)
23.2	Consent of KPMG Auditores Independentes(3)
23.3	Consent of Lefosse Advogados(4)
24.1	Powers of Attorney of certain directors and officers of the registrant(5)

_________________________________

(1)	Previously filed with the SEC as an exhibit to and incorporated by reference herein from our Annual Report on Form 20-F for the year ended December 31, 2015, filed April 28, 2016.
(2)	Previously filed with the SEC as an exhibit to and incorporated by reference herein from our Registration Statement on Form F-6/A, filed April 14, 2017 (File No. 333-217150).
(3)	Filed herewith.
(4)	Included in Exhibit 5.1.
(5)	Set forth on the signature page to this Registration Statement.

Item 10. Undertakings

(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)	To include any prospectus required by the Securities Act;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC, pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20-percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
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(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that:

Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.
(5)	That, for the purpose of determining liability under the Securities Act to any purchaser:
(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of this Registration Statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
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(6)	That, for the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, the registrant undertakes that in a primary offering of securities of the registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant;
(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and
(iv)	any other communication that is an offer in the offering made by the registrant to the purchaser.
(7)	That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(8)	That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(9)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in he opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of São Paulo, State of São Paulo, Brazil, on May 7, 2021.

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Paulo Sergio Kakinoff
Name:	Paulo Sergio Kakinoff
Title:	President and Chief Executive Officer
By:	/s/ Richard F. Lark, Jr.
Name:	Richard F. Lark, Jr.
Title:	Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Paulo Sergio Kakinoff and Richard F. Lark, Jr., and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this Registration Statement, including to sign in the name and on behalf of the undersigned, this Registration Statement and any and all amendments (including post-effective amendments, exhibits thereto, and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

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Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on May 7, 2021 in the capacities indicated:

Name:	Title:

/s/ Paulo Sergio Kakinoff	President and Chief Executive Officer
Paulo Sergio Kakinoff	(principal executive officer)

/s/ Richard F. Lark, Jr.	Executive Vice President and Chief Financial Officer
Richard F. Lark, Jr.	(principal financial and accounting officer)

/s/ Constantino de Oliveira Junior
Constantino de Oliveira Junior	Chairman

/s/ Joaquim Constantino Neto
Joaquim Constantino Neto	Director

/s/ Ricardo Constantino
Ricardo Constantino	Director

/s/ Anna Luiza Constantino
Anna Luiza Constantino	Director

/s/ Donald Puglisi
Donald Puglisi	Authorized Representative in the United States

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